Deloitte & Co. S.A. Florida 234, Piso 5º C1005AAF C.A.B.A., Argentina Tel: (54-11) 4320-2700 Fax: (54-11) 4325-8081 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Globant S.A.

We have audited the accompanying consolidated statements of financial position of Globant S.A. and subsidiaries (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Globant S.A. and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows and changes in equity for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

City of Buenos Aires, Argentina
March 9, 2015

Deloitte & Co. S.A.

/s/ Daniel S. Vardé

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE
INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2014	2013	2012
Revenues(1)		199,605	158,324	128,849
Cost of revenues(2)(4)	5.1	(121,693)	(99,603)	(80,612)
Gross profit		77,912	58,721	48,237
Selling, general and administrative expenses(3)(4)	5.2	(57,288)	(54,841)	(47,680)
Impairment of tax credits, net of recoveries	3.7.1.1	1,505	(9,579)	—
Profit (Loss) from operations		22,129	(5,699)	557
Gain on transactions with bonds	3.18	12,629	29,577	—
Finance income	6	10,269	4,435	378
Finance expense	6	(11,213)	(10,040)	(2,687)
Finance expense, net		(944)	(5,605)	(2,309)
Other income and expenses, net(5)		380	1,505	291
Profit (Loss) before income tax		34,194	19,778	(1,461)
Income tax(6)	7.1	(8,931)	(6,009)	160
Net income (Loss) for the year		25,263	13,769	(1,301)
Other comprehensive loss
Items that may be reclassified subsequently to profit and loss:
– Exchange differences on translating foreign operations		(433)	(269)	(9)
Total comprehensive income (loss) for the year		24,830	13,500	(1,310)
Net income (Loss) attributable to:
Owners of the Company		25,201	13,900	(1,301)
Non-controlling interest		62	(131)	—
Net income (Loss) for the year		25,263	13,769	(1,301)
Total comprehensive income (loss) for the year attributable to:
Owners of the Company		24,768	13,631	(1,310)
Non-controlling interest		62	(131)	—
Total comprehensive income (loss) for the year		24,830	13,500	(1,310)
Earnings (loss) per share(7)
Basic	8	0.81	0.50	(0.06)
Diluted	8	0.79	0.48	(0.06)
Weighted average of outstanding shares (in thousands)
Basic	8	30,926	27,891	27,288
Diluted	8	31,867	28,884	27,288

(1)	Includes transactions with related parties for 7,681 and 8,532 as of December 31, 2014 and 2013, respectively (see note 21.3).
(2)	Includes depreciation and amortization expense of 3,813, 3,215 and 1,964 for 2014, 2013 and 2012, respectively. Also includes transactions with related parties for an amount of 2,901 for 2012.
(3)	Includes depreciation and amortization expense of 4,221, 3,941 and 2,806 for 2014, 2013 and 2012, respectively. Also, includes transactions with related parties in amounts of 1,381 for 2012.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE
INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 – (Continued)
(in thousands of U.S. dollars, except per share amounts)

(4)	Includes share-based compensation expense of 35, 190 and 4,644 under cost of revenues; and 582, 603 and 7,065 under selling, general and administrative expenses for 2014, 2013 and 2012, respectively (see note 5).
(5)	In 2014 includes the gain related to the bargain business combination of Bluestar Energy S.A.C. of 472, explained in note 23. In 2013, includes the gain of 1,703 on remeasurement of the contingent consideration explained in note 27.10.1.
(6)	In 2013, includes deferred income tax gain arising from the recognition of the allowance of 1,317 for impairment of tax credit and the recognition of 2,441 of share-based compensation expense for 2012 (see note 7).
(7)	The Company has given retroactive effect to new capital structure after the reorganization explained in note 1.1 and the reverse share split in each of the years presented as explained in note 29.4.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2014 AND 2013
(in thousands of U.S. dollars, except per share amounts)

	Notes	As of December 31,
		2014	2013
ASSETS
Current assets
Cash and cash equivalents		34,195	17,051
Investments	9.1	27,984	9,634
Trade receivables(1)	10	40,056	34,418
Other receivables(2)	11	14,253	6,346
Total current assets		116,488	67,449
Non-current assets
Other receivables(2)	11	916	5,987
Deferred tax assets	7.2	4,881	3,117
Investment in associates	9.2	750	—
Other financial assets	3.12.8	—	1,284
Property and equipment	12	19,213	14,723
Intangible assets	13	6,105	6,141
Goodwill	14	12,772	13,046
Total non-current assets		44,637	44,298
TOTAL ASSETS		161,125	111,747
LIABILITIES
Current liabilities
Trade payables(3)	15	5,673	8,016
Payroll and social security taxes payable	16	20,967	17,823
Borrowings	17	513	1,048
Other financial liabilities	23	1,045	6,023
Tax liabilities	18	3,446	5,190
Other liabilities		173	24
Total current liabilities		31,817	38,124
Non-current liabilities
Borrowings	17	772	10,747
Other financial liabilities	23	263	2,740
Provisions for contingencies	19	794	271
Total non-current liabilities		1,829	13,758
TOTAL LIABILITIES		33,646	51,882
Capital and reserves
Issued capital		40,324	34,794
Additional paid-in capital		50,276	12,468
Foreign currency translation reserve		(711)	(278)
Retained earnings		37,590	12,389
Total equity attributable to owners of the Company		127,479	59,373
Non-controlling interests		—	492
Total equity		127,479	59,865
TOTAL EQUITY AND LIABILITIES		161,125	111,747

(1)	Includes balances due from related parties of 899 and 1,454 as of December 31, 2014 and 2013, respectively (see note 21.3).
(2)	Includes balances due from related parties of 246 as of December 31, 2013 (see note 21.2).
(3)	Includes balances due to related parties of 23 as of December 31, 2013 (see note 21.2).

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(in thousands of U.S. dollars except number of shares issued)

	Number of shares issued(1)	Issued capital	Additional paid-in capital	Retained earnings (losses)	Foreign currency translation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2012	1,031,399	1,692	21,818	9,239	—	32,749	—	32,749
Contributions by owners (see note 29.1)	10,685	1,959	—	—	—	1,959	—	1,959
Repurchase of shares (see note 29.2)	(16,282)	(25)	(1,705)	—	—	(1,730)	—	(1,730)
Reduction of additional paid-in capital(2)	—	—	(439)	—	—	(439)	—	(439)
Company reorganization (see note 1.1)	26,264,946	29,123	(19,674)	(9,449)	—	—	—	—
Share-based compensation plan (see note 22)	—	—	11,709	—	—	11,709	—	11,709
Other comprehensive income for the year, net of income tax	—	—	—	—	(9)	(9)	—	(9)
Loss for the year	—	—	—	(1,301)	—	(1,301)	—	(1,301)
Balance at December 31, 2012	27,290,748	32,749	11,709	(1,511)	(9)	42,938	—	42,938
Contributions by owners (see note 29.1)	527,638	633	5,815	—	—	6,448	—	6,448
Issuance of shares under share-based compensation plan(3)	1,516,724	1,820	790	—	—	2,610	—	2,610
Repurchase of shares (see note 29.2)	(339,952)	(408)	(3,747)	—	—	(4,155)	—	(4,155)
Repurchase of options (see note 29.3)	—	—	(1,971)	—	—	(1,971)	—	(1,971)
Share-based compensation plan (see note 22)	—	—	793	—	—	793	—	793
Other comprehensive income for the period, net of tax	—	—	—	—	(269)	(269)	—	(269)
Non-controlling interest arising on acquisition (see note 23)	—	—	—	—	—	—	623	623
Call and put option over non-controlling interest (see note 23)	—	—	(921)	—	—	(921)	—	(921)
Net income for the year	—	—	—	13,900	—	13,900	(131)	13,769
Balance at December 31, 2013	28,995,158	34,794	12,468	12,389	(278)	59,373	492	59,865

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 – (Continued)
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued(1)	Issued capital	Additional paid-in capital	Retained earnings (losses)	Foreign currency translation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at December 31, 2013	28,995,158	34,794	12,468	12,389	(278)	59,373	492	59,865
Issuance of shares in connection with the initial public offering (see note 29.1)	4,350,000	5,220	32,513	—	—	37,733	—	37,733
Issuance of shares under share-based compensation plan(3)	258,742	310	780	—	—	1,090	—	1,090
Share-based compensation plan (see note 22)(4)	—	—	3,541	—	—	3,541	—	3,541
Other comprehensive income for the period, net of tax	—	—	—	—	(433)	(433)	—	(433)
Acquisition of non-controlling interest (see note 23)	—	—	(96)	—	—	(96)	(554)	(650)
Recall of call and put option over non-controlling interest (see note 23)	—	—	1,070	—	—	1,070	—	1,070
Net income for the year	—	—	—	25,201	—	25,201	62	25,263
Balance at December 31, 2014	33,603,900	40,324	50,276	37,590	(711)	127,479	—	127,479

(1)	All shares are issued, authorized and fully paid. Each share is issued at a nominal value of EUR 0.88 up to the reorganization date and is entitled to one vote (see note 1). After the reorganization, each share is issued at a nominal value of $1.20 and is entitled to one vote (see note 1). Includes the effect of the retroactive application of 1-for-12 reverse share split (see note 29.4).
(2)	Preferred dividend to Paldwick S.A. (“Paldwick”) approved by shareholders meeting (see note 20).
(3)	Common shares issued in respect of vested options on January 28, 2013, November 28, 2013 and December 21, 2014 (see note 29.1).
(4)	For 2014, includes the estimated income tax deduction related to the excess of the share-based compensation expense, for an amount of 2,924.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(in thousands of U.S. dollars)

	For the year ended December 31,
	2014	2013	2012
Cash flows from operating activities
Net income (Loss) for the year	25,263	13,769	(1,301)
Adjustments to reconcile net income (loss) for the year to net cash flows from operating activities:
Share-based compensation expense	617	793	11,709
Current income tax	8,561	6,538	2,319
Deferred income tax	370	(529)	(2,479)
Depreciation of property and equipment	4,902	4,967	3,889
Amortization of intangible assets	3,132	2,189	881
Allowance for doubtful accounts	130	922	121
Allowance for claims and lawsuits	529	18	19
Allowance for impairment of tax credits, net of recoveries (note 3.7.1.1)	(1,505)	9,579	—
Gain on remeasument of contingent consideration (note 27.10.1)	—	(1,703)	—
Gain from bargain business combination (note 23)	(472)	—	—
Accrued interest	378	700	1,296
Gain on transactions with bonds	(12,629)	(29,577)	—
Investment gains	(3,813)	(850)	—
Exchange differences	2,148	2,093	—
Changes in working capital:
Net increase in trade receivables	(6,336)	(5,971)	(7,172)
Net increase in other receivables	(5,679)	(2,987)	(4,760)
Net increase in trade payables	2,905	1,451	579
Net increase in payroll and social security taxes payable	4,231	3,424	3,544
Net increase (decrease) in tax liabilities	2,375	193	(917)
Utilization of provision of contingencies	—	(40)	—
Net increase (decrease) in other liabilities	148	(827)	736
Cash provided by operating activities	25,255	4,152	8,464
Income tax paid	(10,959)	(2,941)	(749)
Net cash provided by operating activities	14,296	1,211	7,715
Cash flows from investing activities
Acquisition of property and equipment(2)	(11,391)	(5,047)	(6,029)
Proceeds from disposals of property and equipment	—	59	—
Acquisition of intangible assets(3)	(2,481)	(2,335)	(1,354)
Acquisition of debt instruments	—	—	(216)
Payments related to forward contracts	(1,069)	—	—
Acquisition of short term investments	(87,602)	(30,153)	—
Proceeds from sale of short term investments	72,782	21,082	—
Payments to acquire other financial assets	—	(182)	—
Payments to acquire investments in associates	(568)	—	—
Proceeds from redemption of financial instruments	—	—	1,536
Acquisition of bonds	(30,648)	(57,634)	—
Proceeds from sale of bonds	43,277	87,211	—
Acquisition of business, net of cash (note 23)(1)	218	(2,210)	(3,099)
Seller financing	(6,199)	(3,022)	—
Net cash (used in) provided by investing activities	(23,681)	7,769	(9,162)

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 – (Continued)
(in thousands of U.S. dollars)

	For the year ended December 31,
	2014	2013	2012
Cash flows from financing activities
Proceeds from issuance of shares in connection with the initial public offering(4)	40,455	—	—
Capital contributions by owners	—	6,448	1,959
Reduction of additional paid-in capital	—	—	(439)
Proceeds from the issuance of shares under the share-based compensation plan	1,090	2,610	—
Repurchase of options	—	(1,971)	—
Repayment of borrowings	(9,690)	(3,783)	(7,887)
Proceeds from borrowings	34	4,393	10,673
Repurchase of shares	—	(4,155)	(848)
Payment of offering costs	(3,101)	(936)	(151)
Cash provided by financing activities	28,788	2,606	3,307
Interest paid	(320)	(535)	(1,106)
Net cash provided by financing activities	28,468	2,071	2,201
Effect of exchange rate changes on cash and cash equivalents	(1,939)	(1,685)	(82)
Increase in cash and cash equivalents	17,144	9,366	672
Cash and cash equivalents at beginning of the year	17,051	7,685	7,013
Cash and cash equivalents at end of the year	34,195	17,051	7,685

Supplemental information

(1)	Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries (note 23):

Supplemental information
Cash paid	1,357	3,436	3,363
Less: cash and cash equivalents acquired	(1,575)	(1,226)	(264)
Total consideration paid net of cash and cash equivalents acquired	(218)	2,210	3,099
(2)	In 2014 and 2013, there were 223 and 185 of acquisition of property and equipment financed with borrowings. In 2014, 2013 and 2012, there were 1,207; 3,533 and 744 of acquisition of property and equipment financed with trade payables, respectively.
(3)	In 2014 and 2012, there were 216 and 294 of acquisition of intangibles financed with trade payables, respectively.
(4)	Proceeds from the Initial Public Offering are disclosed in the statements of changes in Equity net of related expenses which amount 2,722.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 — COMPANY OVERVIEW AND BASIS OF PRESENTATION

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in the designing and engineering of software development through its subsidiaries (hereinafter the “Company” or “Globant Lux” or “Globant Group”). The Company specializes in providing services such as application development, testing, infrastructure management, application maintenance and outsourcing, among others.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 — COMPANY OVERVIEW AND BASIS OF PRESENTATION – (continued)

The Company’s principal operating subsidiaries and countries of incorporation as of December 31, 2014 were the following: Sistemas UK Limited in the United Kingdom, Globant LLC and Huddle Group Corp. in the United States of America (the “U.S.”), Sistemas Globales S.A., IAFH Global S.A. and Huddle Group S.A. in Argentina, Sistemas Colombia S.A.S. in Colombia, Global Systems Outs S.R.L. de C.V. in Mexico, Sistemas Globales Uruguay S.A. in Uruguay, TerraForum Consultoria Ltda. in Brazil, Sistemas Globales Chile Ases. Ltda., Huddle Group S.A. in Chile and Globant Peru S.A.C. (formerly “Bluestar Energy S.A.C.”) in Peru.

The Globant Group provides services from development and delivery centers located in the U.S. (San Francisco and Washington), Argentina (Buenos Aires, Tandil, Rosario, Tucuman, Córdoba, Chaco, Bahia Blanca, La Plata, Mar del Plata and Mendoza), Uruguay (Montevideo), Colombia (Bogota and Medellin), Peru (Lima) and Brazil (São Paulo) and it also has client management centers in the U.S. (San Francisco and Boston) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. Substantially all the Company’s workforce is located in Argentina. The Argentine subsidiaries bill the use of such workforce to those U.S. and United Kingdom subsidiaries.

The Company’s address is 5 rue Guillaume Kroll, L-1882, Luxembourg.

1.1 — Basis of presentation

Until December 9, 2012, the Company (formerly IT Outsourcing S.L., which in turn changed its legal name to “Globant S.A.” and its corporate structure from a limited liability company to a corporation —  hereinafter “Globant Spain”), conducted its business through a sociedad anónima, organized under the laws of the Kingdom of Spain, and its operating subsidiaries. On December 10, 2012 the shareholders of Globant Spain elected to change the country of domicile of such entity from Spain to Luxembourg through a holding company reorganization that was completed on such date, as a result of which Globant Spain became the 100% owned subsidiary of Globant Lux, a newly formed Luxembourg holding company with an issued share capital of 32,749, represented by 27,290,748 shares with a nominal value of $1.20 each.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 — COMPANY OVERVIEW AND BASIS OF PRESENTATION – (continued)

As of December 9, 2012, Globant Spain share capital was represented by 1,025,802 shares, which were held as follows:

Shareholder	Shares	Interest
Martin Gonzalo Umaran(1)	70,717	6.8938%
Martin Migoya(1)	74,779	7.2898%
Guibert Andres Englebienne(1)	74,779	7.2898%
Nestor Augusto Noceti(1)	74,779	7.2898%
Riverwood Capital LLC	270,931	26.4116%
Endeavor Global, Inc.	10,685	1.0417%
Paldwick S.A.	76,044	7.4131%
RW Holdings S.à. r.l. (an entity wholly owned by Riverwood Capital, L.P., Riverwood Capital Partners (Parallel-A) L.P. and Riverwood Capital Partners (Parallel-B) L.P.)	128,205	12.4980%
ITO Holdings S.à. r.l. (an entity wholly owned by FTVentures III, L.P. and FTVentures III-N, L.P.)	244,883	23.8722%
Total	1,025,802	100.0000%

(1)	Collectively known as “Founders” of the Company.

At the time of the reorganization, substantially all of the assets of RW Holdings S.à. r.l. and ITO Holdings S.à. r.l. consisted of their investment in Globant Spain.

The reorganization was implemented through the following series of transactions:

1.	The Founders of the Company, Riverwood Capital LLC, Endeavor Global, Inc. and Paldwick S.A. contributed all of their shares of Globant Spain to Globant Lux in exchange for newly issued shares of Globant Lux on a 26.60431-to-1 basis.
2.	Riverwood Capital, L.P., Riverwood Capital Partners (Parallel-A) L.P. and Riverwood Capital Partners (Parallel-B) L.P. contributed all of their shares of RW Holdings S.à. r.l. to Globant Lux in exchange for newly issued shares of Globant Lux equivalent to the product of the number of outstanding shares of Globant Spain held by RW Holdings S.à. r.l. on a 26.60431-to-1 basis.
3.	FTVentures III, L.P. and FTVentures III-N, L.P. contributed all of their shares of ITO Holdings S.à. r.l. to Globant Lux in exchange for newly issued shares of Globant Lux equivalent to the product of the number of outstanding shares of Globant Spain held by ITO Holdings S.à. r.l. on a 26.60431-to-1 basis.

Pursuant to the terms of the reorganization:

(i)	Globant Lux assumed the obligation to purchase 116,147 share options previously issued by Globant Spain at a weighted average exercise price of $77.88 per share, which were previously granted to certain key employees, which (based on the 26.60431 multiplier referred to above) will be exercisable for 3,090,009 at a weighted average price of $2.9268; and
(ii)	Globant Lux granted to Endeavor Catalyst Inc., an option to purchase 90,898 of Globant Lux common shares at an exercise price of $7.0368 per share in consideration for cancellation of the option to purchase 3,417 shares of Globant Spain previously granted to Endeavor Global, Inc. pursuant to an Option Purchase Agreement dated December 28, 2011, as amended.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 — COMPANY OVERVIEW AND BASIS OF PRESENTATION – (continued)

Due to this series of transactions, Globant Lux became the successor parent company of Globant Spain, RW Holdings S.à. r.l., ITO Holdings S.à. r.l. and all of Globant Spain’s subsidiaries.

In connection with the legal reorganization, the Company issued 27,290,748 shares of $1.20 par value with substantially the same rights and preferences that were distributed on a 2.21703 basis to the shareholders of Globant Spain and of RW Holdings S.à. r.l. and ITO Holdings S.à. r.l. in exchange for their shares in Globant Spain and in RW Holdings S.à. r.l. and ITO Holdings S.à. r.l. Upon completion of this transaction, Globant Lux replaced Globant Spain and RW Holding S.a. r.l. and ITO Holding S.a. r.l. as the ultimate parent company and Globant Spain became a wholly-owned subsidiary of Globant Lux. This transaction was accounted for as a merger between entities under common control; accordingly, the historical financial statements of Globant Spain for periods prior to this transaction are considered to be the historical financial statements of Globant Lux. No changes in capital structure, assets or liabilities resulted from this transaction, other than the increase in share capital, which has been treated similar to a stock dividend. Weighted Average shares for purposes of calculating earnings per share have been retrospectively restated to reflect the shares issued in the exchange.

The Company has given retroactive effect to the number of shares in order to reflect the new capital structure after the reverse share split, as described in note 29.4.

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements are presented in thousands of United States dollars (“U.S. dollars”) and have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.1 — Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2014.

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments(1)
IFRS 15	Revenue from contracts with customers(2)
Amendments to IAS 38 and IAS 16	Intangible assets and property plant and equipment(3)
Amendments to IFRS 11	Join arrangements(3)
Amendments to IFRS 10 and IAS 28	Consolidated Financial Statements and Investments in Associates and Joint Ventures(3)
Amendments to IFRS 5, 7 and IAS 9 and 34	Annual improvements 2012 – 2014 cycle(4)
Amendment to IAS 1	Disclosure initiative(3)

(1)	Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.
(2)	Effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.
(3)	Effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted.
(4)	Effective for annual periods beginning on or after July 1, 2016. Early adoption is permitted.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

•	In July 24, 2014, The International Accounting Standards Board (IASB) has published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets and is effective for periods beginning on or after January 1, 2018.
•	In May 28, 2014 the IASB has published its new revenue Standard, IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:
—	Identify the contract with the customer
—	Identify the performance obligations in the contract
—	Determine the transaction price
—	Allocate the transaction price to the performance obligations in the contracts
—	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced. The new standard is effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

•	On May 12, 2014, the IASB issued a set of amendments to IAS 38 (intangible assets) and IAS 16 (property, plant, and equipment). The amendments clarify that:
º	The use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.
º	Revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

•	On May 6, 2014, the IASB issued amendments to the guidance on joint arrangements in IFRS 11. The amendments address how an entity should account for an “acquisition of an interest in a joint operation that constitutes a business”. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.
•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:
º	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations)
º	require the partial recognition of gains and losses where the assets do not constitute a business, i.e., a gain or loss is recognised only to the extent of the unrelated investors’ interests in that associate or joint venture.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in any subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves. The amendments are effective prospectively for annual periods beginning on or after July 1, 2016. Early adoption is permitted.

•	On September 25, 2014, the IASB issued amendments to IFRS 5 and 7 and IAS 9 and 34. These amendments include annual improvements, as follows:
º	adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued
º	additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements
º	clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid
º	clarify the meaning of 'elsewhere in the interim report' and require a cross-reference
•	On December 18, 2014, the IASB issued the amendment to IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendment is effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

The Company is evaluating the impact, if any, of adopting this new accounting guidance on our consolidated financial statements.

The Company has adopted, when applicable, the following new and revised IFRSs as from January 1, 2014:

Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities
Amendments to IAS 39	Provide Relief for Novation of Derivatives
IFRIC 21	Levies
Amendments to IAS 36	Disclosure of recoverable value
•	The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realisation and settlement”. The amendments did not have effect on the Company’s consolidated financial statements.
•	In May 2013, the IFRS Interpretations Committee issued Interpretation 21, which clarifies when a reporting entity should recognize a liability related to a levy (other than for income taxes) assessed by a governmental entity. Interpretation 21 explains that “the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation.” IFRIC 21 did not have significant impact on amounts reported in the consolidated financial statements.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

•	In May 2013, the IASB issued amendments to IAS 36 to clarify the scope of some of the standard’s disclosure requirements. The amendments reduce the circumstances in which entities must disclose the recoverable amount of assets or cash-generating units and explicitly require entities to disclose the discount rate used to determine impairment (or reversals) when a present value technique is used to calculate the recoverable amount (based on fair value less disposal costs). IAS 36 did not have impact on amounts reported in the consolidated financial statements.
•	In June 2013, the IASB released limited-scope amendments to IAS 39 that allow reporting entities to maintain hedge accounting when “a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty (“CCP”) as a result of laws or regulation, if specific conditions are met”. The amendments were issued to address reporting entities’ concerns about the effect of proposed and recently enacted regulations (e.g., the Dodd-Frank Wall Street Reform and Consumer Protection Act) that require central clearing of certain over-the-counter derivatives in existing hedge relationships. To benefit from the amendments to IAS 39, an entity must meet all of the following criteria:
1.	Novation to a CCP must occur as a result of laws or regulations or the introduction of laws or regulations.
2.	After the novation, the CCP would become the new counterparty to each of the original parties to the derivative.
3.	Any changes to the hedging instrument would be limited to those necessary to effect such a replacement of the counterparty.

IAS 39 did not have impact on amounts reported in the consolidated financial statements.

•	The amendments to IFRS 10 define an investment entity and require a reporting entity that meet the definition of an investment entity not to consolidate its subsidiaries but instead of measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

º	Obtain funds from one or more investors for the purpose of providing them with professional investment management services.
º	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.
º	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

The amendment to IFRS 10, IFRS 12 and IAS 27 did not have impact on the Company’s consolidated financial statements.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

2.2 — Basis of consolidation

These consolidated financial statements include the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. Control is achieved where the company has the power over the investee; exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns. All intercompany transactions and balances between the Company and its subsidiaries have been eliminated in the consolidation process.

Non-controlling interest in the equity of consolidated subsidiaries is identified separately from the Company’s net liabilities therein. Non-controlling interest consists of the amount of that interest at the date of the original business combination and the non-controlling share of changes in equity since the date of the consolidation. Losses applicable to non-controlling shareholders in excess of the non-controlling interest in the subsidiary’s equity are allocated against the interest of the Company, except to the extent that the non-controlling interest has a binding obligation and is able to make an additional investment to cover the losses.

These consolidated financial statements have been prepared under the historical cost convention.

Acquired companies are accounted for under the acquisition method whereby they are included in the consolidated financial statements from their acquisition date.

Detailed below are the subsidiaries of the Company whose financial statement line items have been included in these consolidated financial statements.

Company	Country of incorporation	Main Activity	Percentage ownership As of December 31,
			2014	2013	2012
Sistemas UK Limited	United Kingdom	Software development and consultancy	100.00%	100.00%	100.00%
Globant LLC	United States of America	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales Buenos Aires S.R.L.	Argentina	Investing activities	100.00%	100.00%	100.00%
4.0 S.R.L.	Argentina	Investing activities	100.00%	100.00%	100.00%
Sistemas Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%	100.00%
Global Systems Outs S.R.L. de C.V.	Mexico	Outsourcing and consultancy	100.00%	100.00%	100.00%
Software Product Creation S.L.	Spain	Investing activities	100.00%	100.00%	100.00%
Globant S.A.	Spain	Investing activities	100.00%	100.00%	100.00%
Sistemas Globales Uruguay S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
IAFH Global S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Company	Country of incorporation	Main Activity	Percentage ownership As of December 31,
			2014	2013	2012
Sistemas Globales Chile Ases. Ltda.	Chile	Software development and consultancy	100.00%	100.00%	100.00%
Globers S.A.(1)	Argentina	Travel organization services	100.00%	100.00%	100.00%
Globant Brasil Participações Ltda.(2)	Brazil	Investing activities	100.00%	100.00%	100.00%
TerraForum Consultoria Ltda.(3)	Brazil	Software development and consultancy	100.00%	100.00%	100.00%
ITO Holdings S.à. r.l.(4)	Luxembourg	Investing activities	—	100.00%	100.00%
RW Holdings S.à. r.l.(4)	Luxembourg	Investing activities	—	100.00%	100.00%
Huddle Investment LLP(5)	United Kingdom	Investing activities	100.00%	86.25%	—
Huddle Group S.A.(5)	Argentina	Software development and consultancy	100.00%	86.25%	—
Huddle Group S.A.(5)	Chile	Software development and consultancy	100.00%	86.25%	—
Huddle Group Corp.(5)	United States	Software development and consultancy	100.00%	86.25%	—
Globant Peru S.A.C.(6)	Peru	Software development and consultancy	100.00%	—	—
BlueStar Energy Holdings, Inc.(7)	United States	Investing activities	100.00%	—	—

(1)	Globers S.A. was acquired on December 21, 2012.
(2)	Globant Brasil Participações Ltda. was incorporated on September 27, 2012.
(3)	TerraForum Consultoria Ltda. was acquired on October 26, 2012.
(4)	ITO Holdings S.à. r.l. and RW Holdings S.à. r.l. shares were contributed by their owners on December 9, 2012 (see note 1.1). As of December 31, 2014, these companies were liquidated.
(5)	The 86.25% interest in Huddle Investment LLP and its subsidiaries were acquired on October 18, 2013. On October 23, 2014, the remaining 13.75% interest was acquired (see note 23).
(6)	Globant Perú S.A.C. (formerly “Bluestar Energy S.A.C.”) was acquired on October 10, 2014 (see note 23).
(7)	In process of liquidation.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 — Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred to the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and
•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquired business, and the fair value of the acquirer’s previously held equity interest in the acquired business (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquired business and the fair value of the acquirer’s previously held equity interest in the acquired business (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquired business identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified by IFRS.

Arrangements that include remuneration of former owners of the acquiree for future services are excluded of the business combinations and will be recognized in expense during the required service period.

3.2 — Goodwill

Goodwill arising in a business combination is carried at cost as established at the acquisition date of the business less accumulated impairment losses, if any. For the purpose of impairment testing, goodwill is allocated to an unique cash generating unit (“CGU”).

Until the year ended December 31, 2013, for the purpose of impairment testing, goodwill was allocated to the following:

Mobile

Consumer Experience, Gaming, Cloud Computing & Infrastructure, Quality Engineering, Enterprise Consumerization, Creative & Social and Big Data & High Performance

Cash generating unit Mobile was the smallest identifiable group of assets that generates cash inflows after the business combination with Nextive Solutions LLC and Tecnología Social that took place in 2011 explained in note 23 and thus Goodwill originated in that acquisition has been allocated to this CGU for impairment testing purpose.

At December 31, 2014, mobile solutions are fully integrated within the Company and for that reason that group assets do not generates by itself largely independent cash inflows.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Goodwill is not amortized but is reviewed for impairment at least annually or more frequently when there is an indication that the business may be impaired. If the recoverable amount of the business is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the business and then to the other assets of the business pro-rata on the basis of the carrying amount of each asset in the business. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of income and other comprehensive income. An impairment loss recognized for goodwill is not reversed in a subsequent period.

The Company has not recognized any impairment loss in the years ended December 31, 2014, 2013 and 2012.

3.3 — Revenue recognition

The Company generates revenue primarily from the provision of software development, testing, infrastructure management, application maintenance and outsourcing services. Revenue is measured at the fair value of the consideration received or receivable.

The Company’s services are performed under both time-and-material (where materials costs consist of travel and out-of-pocket expenses) and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

The Company recognizes revenues from fixed-price contracts based on the percentage of completion method. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known. Fixed-price contracts are generally recognized over a period of 12 months or less.

3.4 — Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Finance leases which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the consolidated statement of profit or loss and other comprehensive income. A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

During the years ended December 31, 2014 and 2013, the Company has recognized some agreements related to computer leases as finance leases, considering all the factors mentioned above.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The Company did not receive any lease incentives in any of the years presented.

There are no situations in which the Company qualifies as a lessor.

3.5 — Foreign currencies

Except in the case of TerraForum, Globant Brasil Participações Ltda. and Globers S.A., the Company and the other subsidiaries’ functional currency is the U.S. dollar. In preparing these consolidated financial statements, transactions in currencies other than the U.S. dollar (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences are recognized in profit and loss in the period in which they arise.

TerraForum, Globant Brasil Participações Ltda. and Globers functional currency is the Brazilian Real and the Argentine Peso, respectively. Assets and liabilities are translated at current exchange rates, while income and expense are translated at the date of the transaction rate. The resulting foreign currency translation adjustment is recorded as a separate component of accumulated other comprehensive income (loss) in the equity.

3.6 — Borrowing costs

The Company does not have borrowings attributable to the construction or production of assets. All borrowing costs are recognized in profit and loss under finance loss.

3.7 — Taxation

3.7.1 — Income taxes — current and deferred

Income tax expense represents the sum of income tax currently payable and deferred tax.

3.7.1.1 — Current income tax

The current income tax payable is the sum of the income tax determined in each taxable jurisdiction, in accordance with their respective income tax regimes.

Taxable profit differs from profit as reported in the consolidated statement of profit or loss and other comprehensive income because taxable profit excludes items of income or expense that are taxable or deductible in future years and it further excludes items that are never taxable or deductible. The Company’s liability for current income tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet dates. The current income tax charge is calculated on the basis of the tax laws in force in the countries in which the consolidated entities operate.

Globant Lux is subject to a corporate income tax rate of 20%.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

In 2008, Globant Spain elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el Exterior” (“ETVE”), on which dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are tax free. In order to be entitled to the tax exemption, among other requirements, Globant Spain’s main activity must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies.

From a taxable income perspective, the Argentine subsidiaries represent the Company’s most significant operations. Argentine companies are subject to a 35% corporate income tax rate. In January 2006, Huddle Group S.A. (“Huddle Argentina”) and, in May 2008, IAFH Global S.A. and Sistemas Globales S.A. were notified by the Argentine Government through the Ministry of Economy and Public Finance that they had been included within the promotional regime for the software industry established under Law No. 25,922 (the “Software Promotion Regime”).

The two principal benefits arising from Law No. 25,922 were:

a)	The reduction of 60% of the income tax calculated for each year. This benefit could be applied for fiscal years ending after the notification to such subsidiaries of their inclusion in the Software Promotion Regime.
b)	A tax credit of up to 70% of the social security taxes paid by such subsidiaries, under Argentine Law Nos. 19,032, 24,013 and 24,241. This credit can be used to cancel Argentine federal taxes originated from the software industry. The principal Argentine federal tax that could be cancelled with this credit was value-added-tax (“VAT”). Income tax was explicitly excluded from this benefit.

In 2011, the Argentine Congress passed Law No. 26,692, which maintains all benefits from Law No. 25,922 and includes additional benefits (subject to the issuance of implementing regulations). The principal characteristics of the Law No. 26,692 are the following:

a)	The new law extends fiscal benefits contemplated by the Software Promotion Regime until December 31, 2019, providing certainty regarding these tax credits for the Argentine software industry.
b)	The new law maintains the reduced income tax rate (14%, instead of the otherwise applicable income tax rate of 35%) and the tax credit equivalent of up to 70% of social security taxes, but only with respect to the portion of the business related to the promoted activities.
c)	Tax credits arising from the Software Promotion Regime can still be applied against VAT and other Argentine federal taxes. Additionally, the new law allows such tax credit to be applied to cancel income taxes, up to a percentage not greater that the ratio of the taxpayer’s export revenue to its total sales.

On September 16, 2013, the Argentine Government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotional Regime, established by Law No. 25,922, as amended by Law No. 26,692. Regulatory Decree No. 1315/2013, introduced the specific requirements needed to obtain the fiscal benefits contemplated under the Software Promotion Regime, as amended by Law No. 26,692. Those requirements include, among others, minimum annual revenue, minimum percentage of employees involved in the promoted activities, minimum aggregate amount spent in salaries paid to employees involved in the promoted activities, minimum research and development expenses and the filing of evidence of software-related services exports.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Regulatory Decree No. 1315/2013 further provides that:

—	from September 17, 2014 through December 31, 2019, only those companies that are accepted for registration in the National Registry of Software Producers (Registro Nacional de Productores de Software y Servicios Informaticos) maintained by the Secretary of Industry (Secretaria de Industria del Ministerio de Industria) will be entitled to participate in the benefits of the Software Promotion Regime;
—	applications for registration in the National Registry of Software Producers must be made to the Secretary of Industry within 90 days after the publication in the Official Gazette (Boletín Oficial) of the relevant registration form (which period expired on July 8, 2014);
—	the 60% reduction in corporate income tax provided under the Software Promotion Regime shall only become effective as of the beginning of the fiscal year after the date on which the applicant is accepted for registration in the National Registry of Software Producers; and
—	upon the Secretary of Industry’s formal approval of an applicant’s registration in the National Registry of Software Producers, any promotional benefits previously granted to such person under Law No. 25,922 shall be extinguished.

In addition, Regulatory Decree No. 1315/2013 delegates authority to the Secretary of Industry and the Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or AFIP) to adopt “complementary and clarifying” regulations in furtherance of the implementation of the Software Promotion Regime.

The Company’s Argentine subsidiaries submitted their applications for registration in the National Registry of Software Producers on June 25, 2014. As of December 31, 2014, the Company believes it is in compliance with the requirements of the Decree No. 1315/2013 and expects to obtain the formal approval for their registration in such Registry during the first semester of 2015. Considering the foregoing, the Company has recognized tax benefits under Law No. 26,692 based on its understanding that those benefits will be effective since September 18, 2014 once the Company is reaccredited under the new regime.

On February 6, 2015, by means of Resolution No. 92/2015, the Secretary of Industry delegated in the Subsecretary of Industry the power to approve the registration in the National Registry of Software Producers by administrative act, aiming to expedite the reaccreditation process.

On March 11, 2014, AFIP issued General Resolution No. 3,597. This resolution provides that, as a further prerequisite to participation in the Software Promotion Regime, a company that exports software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios). On March 14, May 21 and May 28, 2014, the Company’s Argentine subsidiaries, Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, applied and were accepted for registration in the Special Registry of Exporters of Services. In addition, General Resolution No. 3,597 states that any tax credits generated under Law No. 25,922 by a participant in the Software Promotion Regime will only be valid until September 17, 2014.

As of December 31, 2013, based on its interpretation of Regulatory Decree No. 1315/2013, and considering the facts and circumstances available until the date of issuance of the consolidated financial statements for the year then ended, management believed that any tax credits generated under Law No. 25,922 will only be valid until the effective date of registration in the National Registry of Software Producers and, consequently, due to the uncertainty regarding the actual date of registration in such registry, that there was a substantial doubt as to the recoverability of the tax credit generated by its Argentine subsidiaries under Law No. 25,922. Accordingly, as of December 31, 2013 the Company recorded a valuation allowance of 9,579 to reduce the carrying value of such tax credit to its estimated net realizable value.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

In addition, during the last quarter of 2014, considering new facts and circumstances existing in such period, including the reaccreditation of four software companies in Argentina by the Secretary of Industry who stated in the respective resolutions that the tax benefits under the previous regime expired on the date of reaccreditation, the Company recorded a gain of 1,505 related to a partial reversal of the allowance for impairment of tax credits generated under the abovementioned law.

As of the date of the issuance of these consolidated financial statements there were no communications related to the approval of the reaccreditation in the National Registry of Software Producers.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. Aggregate income tax relief arising under Sistemas Globales Uruguay S.A. for years ended December 31, 2014 and 2013 were 469 and 284, respectively. There was no income tax relief from this subsidiary for the year ended December 31, 2012.

The Company’s Colombian subsidiary Sistemas Colombia S.A.S. is subject to federal corporate income tax at the rate of 25% and the CREE (“Contribución Empresarial para la Equidad”) at the rate of 9% calculated on net income before income tax, applicable till December 31, 2015. After that date, the rate will be increased to 14%.

The Company’s U.S. subsidiaries Globant LLC and Huddle Group Corp. are subject to U.S. federal income tax at the rate of 34%.

The Company’s English subsidiaries Sistemas UK Limited and Huddle Investment LLP, are subject to corporate income tax at the rate of 21%.

The Company’s Chilean subsidiaries Sistemas Globales Chile Ases. Ltda. and Huddle Group S.A. are subject to corporate income tax at the rate of 21%.

The Company’s Brazilian subsidiary Terraforum Consultoría Ltda., acquired in October 26, 2012, has changed into the Taxable Income Method (“lucro real”) in the fiscal year 2013. Under this method, taxable income is based upon a percentage of profit accrued by the Company, adjusted according to the add-backs and exclusions provided in the relevant tax law. The rate applicable to the taxable income derived from the subsidiary’s activity is 24% plus 10% if the net income before income tax is higher than 120,000 Brazilian reais. Until the fiscal year ending December 31, 2012, the Company adopted the Estimated Profit Method (“lucro presumido”). Under this method, taxable income is based upon a percentage of gross revenues accrued in each quarter. Gross revenues are understood as the product from the sale of goods or products, from the price of the services rendered and for the income earned on transactions for third parties. The rate applicable to the gross revenues derived from the subsidiary’s activity was 32%.

The Company’s Peruvian subsidiary Globant Peru S.A.C. is subject to corporate income tax at the rate of 30%.

3.7.1.2 — Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets including tax loss carry forwards are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the entities are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. The Company has not recorded any current or deferred income tax in other comprehensive income or equity in any each of the years presented.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

The Company does not have unrecognized tax benefits or reserve for uncertain tax positions that require disclosure in its consolidated financial statements.

3.8 — Property and equipment

Fixed assets are valued at acquisition cost, net of the related accumulated depreciation and accumulated impairment losses, if any.

Depreciation is recognized so as to write off the cost or valuation of assets less their residual values over their useful lives, using the straight-line method.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Properties under construction are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The value of fixed assets, taken as a whole, does not exceed their recoverable value.

3.9 — Intangible assets

Intangible assets include licenses, trademarks, customer relationships and non-compete agreements. The accounting policies for the recognition and measurement of these intangible assets are described below.

3.9.1 — Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately (licenses) are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the intangible assets estimated useful lives. The estimated useful lives and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimates being accounted for on a prospective basis.

3.9.2 — Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (trademarks, customer relationships and non-compete agreement) are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

3.9.3 — Internally-generated intangible assets

Intangible assets arising from development is recognized if, and only if, all the following have been demonstrated:

—	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
—	the intention to complete the intangible asset and use or sell it;
—	the ability to use or sell the intangible asset;
—	how the intangible asset will generate probable future economic benefits;
—	the ability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
—	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

3.9.4 — Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized.

3.10 — Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit or the business, as the case may be.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of profit or loss and other comprehensive income for the year.

As of December 31, 2014, 2013 and 2012, no impairment losses were recorded.

3.11 — Provisions for contingencies

The Company has existing or potential claims, lawsuits and other proceedings. Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation, and the advice of the Company’s legal advisors.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. The amount of the recognized receivable does not exceed the amount of the provision recorded.

3.12 — Financial assets

Financial assets are classified into the following specified categories: “held-to-maturity” investments, “available-for-sale” (“AFS”) financial assets, “fair value through profit or loss” (“FVTPL”) and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

3.12.1 — Effective interest method

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the instrument, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.12.2 — Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if:

—	It has been acquired principally for the purpose of selling it in the near term; or
—	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or
—	It is a derivative that is not designated and effective as a hedging instrument.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

—	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
—	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
—	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘Finance income’ line.

3.12.3 — Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) FVTPL.

Listed redeemable notes held by the Company that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. Fair value is determined in the manner described in note 27.7. Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income.

The AFS financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate prevailing at the end of the reporting period. The foreign exchange gains and losses that are recognized in profit or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

3.12.4 — Derivative financial instruments

The Company enters into foreign exchange forward contracts. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss.

3.12.5 — Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

3.12.6 — Investment in associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate.

3.12.7 — Other Financial Assets

Call option over non-controlling interest in subsidiary

On October 11, 2013, the Company was granted a call option to acquire the remaining 13.75% interest in Huddle UK, which can be exercised on April 1, 2016. At the same moment, the Company has also agreed on a put option with the non-controlling shareholder which gives him the right to sell its remaining 13.75% interest also on April 1, 2016. As of December 31, 2013, the Company accounted for the call option at its fair value of 984 in a similar way to a call option over an entity’s own equity shares and the initial fair value of the option was recognized in equity. On October 23, 2014, the Company entered into an agreement to amend the previous Stock Purchase Agreement signed on October 11, 2013 to purchase the remaining 13.75% capital interest of Huddle UK. Pursuant to this amendment, call and put options over the non-controlling interest were recalled as explained in note 23.

3.12.8 — Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost considered to be objective evidence of impairment. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in the fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of AFS debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For financial assets measured at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Trade receivables carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit and loss.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

3.12.9 — Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay.

If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

3.13 — Financial liabilities and equity instruments

3.13.1 — Classification as debt or equity

Debt and equity instruments issued by the Company and its subsidiaries are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.13.2 — Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3.13.3 — Financial liabilities

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.13.4 — Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.14 — Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments (original maturity of less than 90 days). In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

Cash and cash equivalents as shown in the statement of cash flows only includes cash and bank balances.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

3.15 — Reimbursable expenses

Out-of-pocket and travel expenses are recognized as expense in the statements of income for the year. Reimbursable expenses are billed to customers and recorded net of the related expense.

3.16 — Deferred Offering Costs

As of December 31, 2013, deferred offering costs consisted primarily of direct incremental accounting and legal fees related to the Company’s initial public offering (“IPO”) of its common shares that took place after the effectiveness of the Company’s form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”) on July 23, 2014. Approximately 1,620 of deferred offering costs were included in other receivables on the Company’s consolidated balance sheet as of December 31, 2013. Upon completion of the Company’s IPO on July 23, 2014, this amount was offset against the proceeds of the offering and included in equity. For further explanation see note 29.1.

3.17 — Share-based compensation plan

The Company has a share-based compensation plan for executives and employees of the Company and its subsidiaries. Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set forth in note 22.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity.

3.18 — Gain on transactions with bonds

3.18.1 — Proceeds received by Argentine subsidiaries as payment for exports

During the year ended December 31, 2013, Globant LLC, a U.S. subsidiary of the Company started paying for certain services rendered by the Argentine subsidiaries of the Company through the delivery of Argentine sovereign bonds (denominated in U.S. dollars), hereinafter referred to as “BODEN”, acquired in the U.S. market (in U.S. dollars). The BODEN trade both in the U.S. and Argentine markets. The Company considers the Argentine market to be the principal market for the BODEN.

After receiving the BODEN and after holding them for a period of, on average, 10 to 30 days, the Argentine subsidiaries, sell those BODEN in the Argentine market. The fair value of the BODEN in the Argentine market (in Argentine pesos) during the year ended December 31, 2013 was higher than its quoted price in the U.S. market (in U.S. dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company’s functional currency; thus, generating a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

The Company has designated the BODEN at fair value through profit or loss (FVTPL), and it has concluded that the BODEN fall into the category of held for trading considering that they are acquired with the sole purpose of being sold in the short-term (i.e. on average, more than 10 days and less than 30 days).

During the year ended December 31, 2013, the Company recorded a gain amounting to 29,577, due to the above-mentioned transactions that were disclosed under the caption “Gain on transactions with bonds” in the consolidated statements of profit or loss and other comprehensive income.

During the year ended December 31, 2014, the Company did not engage in the above described transaction.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

3.18.2 — Proceeds received by Argentine subsidiaries through capital contributions

During the year ended December 31, 2014, the Argentine subsidiaries of the Company, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos (“BONAR”), in the U.S. market denominated in U.S. dollars. These bonds trade both in the U.S. and Argentine markets. The Company considers the Argentine market to be the principal market for these bonds.

After acquiring these bonds and after holding them for a certain period of time, the Argentine subsidiaries, sell those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2014 was higher than its quoted price in the U.S. market (in U.S. dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company’s functional currency; thus, generating a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the year ended December 31, 2014, the Company recorded a gain amounting to 12,629, due to the above-mentioned transactions that were disclosed under the caption “Gain on transactions with bonds” in the consolidated statements of profit or loss and other comprehensive income.

3.19 — Components of other comprehensive income

Components of other comprehensive income are items of income and expense that are not recognised in profit or loss as required or permitted by other IFRSs. The Company included gains and losses arising from translating the financial statements of a foreign operation.

3.20 — Foreign exchange controls in Argentina

During 2012, the Argentine Government implemented formal and informal controls on the ability of companies and individuals to purchase foreign currency. Those controls include, among others, the requirement to obtain the previous validation from the Argentine Tax Authority of the foreign currency transaction, which approval process could delay or even restrict the ability to purchase foreign currency through the Mercado Unico Libre de Cambios (the Single Free Exchange Market, or “MULC,” administered by the Argentine Central Bank as the only environment where exchange transactions can be lawfully made). Although the transfer of funds abroad by Argentine companies to pay dividends to foreign shareholders, based on approved and audited financial statements, does not currently require formal approval by the Argentine Central Bank, there can be no assurance as to whether the Company’s Argentine subsidiaries could obtain all or part of the requested foreign currency in the MULC at the moment they approve a dividend distribution.

3.21 — Loans granted to employees

During the last quarter of the year ended December 31, 2013, the Company granted to its employees the possibility to get a loan from the Company with a preferential interest annual rate of 2%, payable in 18 installments, starting in April 2014. The total amount of loans granted to employees arose to 1,160 distributed among 346 employees.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, the Company’s management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

The critical accounting estimates concerning the future and other key sources of estimation uncertainty at the end of the reporting year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are the following:

1.	Revenue recognition

The Company generate revenues primarily from the provision of software development services. The Company recognizes revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is an uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is sufficiently resolved.

Recognition of revenues under fixed-price contracts involves significant judgment in the estimation process including factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affecting the amounts of revenues and related expenses reported in the Company’s consolidated financial statements. Under this method, total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract’s total labor cost to date bears to the total expected labor cost. This method is followed where reasonably dependable estimates of revenues and costs can be made. A number of internal and external factors can affect these estimates, including labor hours and specification and testing requirement changes.

Revisions to these estimates may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified. If the estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in the consolidated statement of income and other comprehensive income. Contract losses for the periods presented in these consolidated financial statements were immaterial.

2.	Goodwill impairment analysis

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of the tangible and intangible assets involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY – (continued)

The Company evaluates goodwill for impairment at least annually or more frequently when there is an indication that the unit may be impaired. When determining the fair value of the Company’s reporting units, the Company utilizes the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate and revenue per employee, income tax rates and discount rates.

Any adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon the Company’s evaluation of goodwill, no impairments were recognized during 2014, 2013 and 2012.

3.	Income taxes

Determining the consolidated provision for income tax expenses, deferred income tax assets and liabilities requires significant judgment. The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where the Company operates of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires judgments, estimates and assumptions by management. In evaluating the Company’s ability to utilize its deferred tax assets, the Company considers all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. The Company’s judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or the Company’s estimates and assumptions could require that the Company reduces the carrying amount of its net deferred tax assets.

4.	The allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables. If the financial condition of customers of the Company were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

5.	The allowance for impairment of tax credits

The Company maintains an allowance for impairment of tax credits for estimated losses resulting from substantial doubt about the recoverability of the Software Promotion Regime tax credit. The allowance for impairment of tax credits is determined by estimating future uses of tax credits against value-added tax positions.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY – (continued)

6.	Share-based compensation plan

The Company’s grants under its share-based compensation plan with employees are measured based on fair value of the Company’s shares at the grant date and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Determining the fair value of the share-based awards at the grant date requires judgments. The Company calculated the fair value of each option award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected volatility, expected term, risk-free interest rate and dividend yield.

Fair value of the shares:  For the 2014 Equity Incentive Plan, the fair value of the shares is based on the quote market price of the Company’s shares at the grant date. For the 2012 Equity Incentive Plan, as the Company’s shares were not publicly traded the fair value was determined using the market approach technique based on the value per share of private placements. The Company had gone in the past through a series of private placements in which new shares have been issued. The Company understood that the price paid for those new shares was a fair value of those shares at the time of the placement. In January 2012, Globant Spain had a capital contribution from a new shareholder, which included cash plus share options granted to the new shareholder, therefore, the Company considered that amount to reflect the fair value of their shares. The fair value of the shares related to this private placement resulted from the following formula: cash minus fair value of share options granted to new shareholder divided by number of newly issued shares. The fair value of the share options granted to the new shareholder was determined using the same variables and methodologies as the share options granted to the employees. After the reorganization described in note 1.1, in December 2012, shares of Globant Lux were sold by existing shareholders in a private placement to WPP. The fair value of the shares related to this private placement results from the total amount paid by WPP to the existing shareholders.

Expected volatility:  As the Company does not have trading history for their shares, the expected volatility for their shares was estimated by taking the average historic price volatility of the NASDAQ 100 Telecommunication Index.

Expected term:  The expected life of options represents the period of time the granted options are expected to be outstanding.

Risk free rate:  The risk-free rate for periods within the contractual life of the option is based on the U.S. Federal Treasury yield curve with maturities similar to the expected term of the options.

Dividend yield:  The Company has never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

7.	Call option over non-controlling interest

As of December 31, 2013, the Company held a call option to acquire the 13.75% of the remaining interest in Huddle UK, which could be exercised on April 1, 2016. The Company calculated the fair value of this option using the Black-Scholes option model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, maturity, risk-free interest rate, value of the underlying asset and dividend yield.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY – (continued)

Expected volatility:  The Company has considered annualized volatility as multiples of EBITDA of publicly traded companies in the technology business in the U.S., Europe and Asia from 2008.

Maturity:  The combination between the call and put options (explained in note 23) implied that, assuming no liquidity restrictions as part of the Company at the moment that the option was exercisable and considering that both parties wanted to maximize their benefits, the Company would acquire Mr. Spitz’s shares at the date that this option was exercisable. Therefore, the Company has assumed that the maturity date of both options is April 1, 2016.

Risk free rate:  The risk-free rate for periods within the contractual life of the option was based on the U.S. Federal Treasury yield curve with maturities similar to the expected term of the option.

Value of the underlying assets:  The Company considered a multiple of EBITDA resulting from the implied multiple in Huddle adjusted by the lack of control.

Dividend yield:  The Company did not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

As of December 31, 2014, the above mentioned call option over non-controlling interest was replaced pursuant the amendment to the Stock Purchase Agreement signed on October 23, 2014, explained in notes 3.12.8 and 23.

NOTE 5 — COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

5.1 — Cost of revenues

	For the year ended December 31,
	2014	2013	2012
Salaries, employee benefits and social security taxes	(107,481)	(90,540)	(70,775)
Share-based compensation expense	(35)	(190)	(4,644)
Depreciation and amortization expense	(3,813)	(3,215)	(1,964)
Travel and housing	(8,099)	(4,390)	(1,908)
Office expenses	(1,399)	(715)	(840)
Professional services	(679)	(266)	(278)
Recruiting, training and other employee expenses	(138)	(210)	(177)
Taxes	(49)	(77)	(26)
TOTAL	(121,693)	(99,603)	(80,612)

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 5 — COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES – (continued)

5.2 — Selling, general and administrative expenses

	For the year ended December 31,
	2014	2013	2012
Salaries, employee benefits and social security taxes	(18,656)	(17,594)	(13,269)
Share-based compensation expense	(582)	(603)	(7,065)
Rental expenses	(8,830)	(8,193)	(7,025)
Office expenses	(7,809)	(7,207)	(6,782)
Professional services	(7,085)	(6,720)	(4,258)
Travel and housing	(3,380)	(3,093)	(1,818)
Taxes	(4,215)	(4,537)	(2,668)
Depreciation and amortization expense	(4,221)	(3,941)	(2,806)
Promotional and marketing expenses	(1,640)	(1,251)	(1,074)
Recruiting, training and other employee expenses	(740)	(780)	(499)
Charge to allowance for doubtful accounts	(130)	(922)	(416)
TOTAL	(57,288)	(54,841)	(47,680)

NOTE 6 — FINANCE INCOME/EXPENSE

	For the year ended December 31,
	2014	2013	2012
Finance income
Interest	99	38	68
Gain on sale of corporate bonds	—	—	310
Foreign exchange gain	6,357	3,547	—
Investment gains	3,813	850	—
Subtotal	10,269	4,435	378
Finance expense
Interest expense on borrowings	(455)	(786)	(587)
Foreign exchange loss	(9,303)	(7,785)	(1,098)
Other interest	(973)	(1,033)	(710)
Other	(482)	(436)	(292)
Subtotal	(11,213)	(10,040)	(2,687)
TOTAL	(944)	(5,605)	(2,309)

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 — INCOME TAXES

7.1 — INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2014	2013	2012
Tax expense:
Current tax expense	(8,561)	(6,538)	(2,319)
Deferred tax (loss) gain	(370)	529	2,479
TOTAL INCOME TAX (EXPENSE) GAIN	(8,931)	(6,009)	160

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. Substantially all of the Company’s workforce is located in Argentina. The Argentine subsidiaries bill the use of such workforce to those U.S. and United Kingdom subsidiaries.

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant source of net taxable income of the Company, the following reconciliation has been prepared using the Argentine statutory tax rate:

	For the year ended December 31,
	2014	2013	2012
Profit (Loss) before income tax	34,194	19,778	(1,461)
Tax rate (note 3.7.1.1)	35%	35%	35%
Income tax (expense) gain	(11,968)	(6,922)	511
Permanent differences
Argentine Software Promotion Regime (note 3.7.1.1)	5,422	3,498	1,611
Effect of different tax rates of subsidiaries operating in countries other than Argentina(1)	185	86	(1,002)
Non-deductible expenses	(491)	(225)	(76)
Tax loss carry forward not recognized	(965)	(416)	(702)
Gain on remeasurement of contingent liabilities	—	(545)	—
Exchange difference	(1,054)	(1,420)	—
Other	(60)	(65)	(182)
INCOME TAX (EXPENSE) GAIN RECOGNIZED IN PROFIT AND LOSS	(8,931)	(6,009)	160

(1)	For 2012, mainly corresponds to the effect on Globant Lux of the accounting for share-based compensation plan expense and other expenses considering the income tax rate of 20% applicable in Luxembourg, net of the effect in Sistemas Globales Uruguay S.A. whose profit was not subject to income tax.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 — INCOME TAXES – (continued)

7.2 — DEFERRED TAX ASSETS

	As of December 31,
	2014	2013
Share-based compensation plan	3,604	1,670
Allowances and provisions	1,043	1,399
Loss carryforward(1)	234	48
TOTAL DEFERRED TAX ASSETS	4,881	3,117

(1)	As of December 31, 2014, the Company’s subsidiaries Sistemas UK Limited and Terraforum have a tax loss carry forward for an amount of 24 and 210, respectively, and which do not expire. As of December 31, 2013, the Company’s subsidiary Sistemas UK Limited has a tax loss carry forward for an amount of 48.

NOTE 8 — EARNINGS (LOSSES) PER SHARE

The earnings (losses) and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows.

	For the year ended December 31,
	2014	2013	2012
Net income (Loss) for the year attributable to owners of the Company	25,201	13,900	(1,301)
Preferred dividends (note 20)	—	—	(439)
Adjusted net income (loss) for the year attributable to owners of the Company	25,201	13,900	(1,740)
Weighted average number of shares (in thousands) for the purpose of basic earnings per share(1)	30,926	27,891	27,288
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share(1)	31,867	28,884	27,288
BASIC EARNINGS (LOSSES) PER SHARE	$0.81	$0.50	$(0.06)
DILUTED EARNINGS (LOSSES) PER SHARE	$0.79	$0.48	$(0.06)

(1)	The Company did not have any dilutive shares outstanding as of December 31, 2012. The Company has given retroactive effect to the number of shares to reflect the new capital structure after the reverse share split described in note 29.4.

NOTE 9 — INVESTMENTS

9.1 — Current investments

	As of December 31,
	2014	2013
Mutual funds(1)	12,526	9,634
LEBACs(2)	15,458	—
TOTAL	27,984	9,634

(1)	Held for trading investment.
(2)	Available for sale investment.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 9 — INVESTMENTS – (continued)

9.2 — Investment in associates

Investment in Dynaflows S.A.

On August 1, 2013, the Company entered into an agreement with Dynaflows S.A., a company organized under Argentine laws and dedicated to provide tailored mobile applications and cloud technology, and its shareholders, through which Dynaflows S.A. agreed to increase its capital by issuing shares which were subscribed by the Company in three steps, as follows: 1) in the first stage, in August 2013, Dynaflows S.A. issued 4,920 shares, from which the Company subscribed 1,776 shares that represent 9.9% of total shares issued by Dynaflows S.A., for an amount of 150; 2) in the second stage, in November 2013, Dynaflows S.A. issued 2,731 shares, from which the Company subscribed 1,775 shares for an amount of 150, thus increasing its participation in Dynaflows S.A. to 17.2% of total shares issued by Dynaflows, and 3) in the third stage, due in March 2014, Dynaflows S.A. issued 2,733 shares, from which the Company subscribed 1,776 shares for an amount of 150, thus increasing its participation in Dynaflows S.A. to 22.7%. As of December 31, 2013, the Company had subscribed 17.2% of total shares issued by Dynaflows S.A. for an amount of 300, valued at cost of acquisition. As of December 31, 2013, the liability related to the acquisition of Dynaflows S.A. amounted to 118, included in ‘Other financial liabilities’ and the Company valuated this investment at cost and classified it as “Other financial asset”.

As from March 31, 2014, the Company has increased its participation to a 22.7% in Dynaflows S.A. and accounted for this investment at equity method considering that the Company has significant influence over the operating and governance decisions of Dynaflows S.A. As a result of a change in participation, it was no longer appropriate to classify the investment as “Other financial assets” and has been reclassified to “Investment in associate”. As of December 31, 2014 the liability related to the acquisition of Dynaflows S.A. was totally cancelled.

As of December 31, 2014, the total amount of assets and liabilities of Dynaflows S.A. amounted to 113 and 277, respectively. For the year ended December 31, 2014, total revenues of this company amounted to 118 and the total loss amounted to 168.

CHVG investment

The Company owns the 40% of total shares of CHVG S.A. (“CHVG”). CHVG is an Argentine company dedicated to give customized software solutions related to big data, web applications, among others.

As of December 31, 2014, the total amount of assets and liabilities of CHVG S.A. amounted to 63 and 8, respectively. For the year ended December 31, 2014, total revenues of this company amounted to 91 and the total loss amounted to 60.

Collokia investment

On October 27, 2014, the Company entered into an agreement with Collokia LLC, a Delaware limited liability company and dedicated to provide research web technology, and its shareholders, through which Collokia LLC agreed to increase its capital by issuing 35,000 preferred units, from which the Company acquired 20,000 at the price of $15 per share. As of December 31, 2014, the Company has a 12.48% of participation in Collokia LLC and accounted for this investment at equity method considering that the Company has significant influence over the operating and governance decisions of Collokia LLC, as the participation in the board of director, the approval of budget and business plan, among other decisions.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 10 — TRADE RECEIVABLES

	As of December 31,
	2014	2013
Accounts receivable(1)	34,742	29,520
Unbilled revenue	5,557	5,092
Subtotal	40,299	34,612
Less: Allowance for doubtful accounts	(243)	(194)
TOTAL	40,056	34,418

(1)	Includes amounts due from related parties of 899 and 1,454 as of December 31, 2014 and 2013 (see note 21.3).
Rollforward of the allowance for doubtful accounts

	As of December 31,
	2014	2013	2012
Balance at beginning of year	(194)	(154)	(33)
Additions(1)	(130)	(922)	(416)
Write-off of receivables	43	876	295
Translation	38	6	—
Balance at end of year	(243)	(194)	(154)

(1)	The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the recoverable amounts included those expected in liquidation proceeds. The Company does not hold any collateral over these balances. In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the each fiscal year.
Aging of past due not impaired trade receivables

	As of December 31,
	2014	2013
60 – 90 days	1,612	2,433
91+ days	461	548
Balance at end of year	2,073	2,981

The average credit period on sales is 63 days. No interest is charged on trade receivables. The Company reviews past due balances on a case-by-case basis. The Company has recognized an allowance for doubtful accounts of 100% against all receivables over 180 days because historical experience has been that receivables that are past due beyond 180 days are usually not recoverable.

Aging of impaired trade receivables

	As of December 31,
	2014	2013
180+ days	243	194
Balance at end of year	243	194

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 11 — OTHER RECEIVABLES

	As of December 31,
	2014	2013
Other receivables
Current
Tax credit – VAT	9,748	905
Tax credit – Software Promotion Regime (note 3.7.1.1)	2,626	1,264
Income tax credits	484	100
Other tax credits	319	267
Advanced to suppliers	50	314
Prepaid expenses	498	469
Deferred offering costs (note 3.16)	—	1,620
Loans granted to employees (note 3.21)	500	1,161
Shareholders and other related parties (note 21.2)	—	246
Other	28	—
TOTAL	14,253	6,346
Non-current
Tax credit – Software Promotion Regime (note 3.7.1.1)	5,657	9,579
Tax credit – VAT	—	5,438
Other tax credits	181	49
Guarantee deposits	735	500
Subtotal	6,573	15,566
Allowance for impairment of tax credits	(5,657)	(9,579)
TOTAL	916	5,987
Rollforward of the allowance for impairment of tax credits

	As of December 31,
	2014	2013
Balance at beginning of year	(9,579)	—
Recovery/(Additions) (note 3.7.1.1)	1,505	(9,579)
Translation	2,417	—
Balance at end of year	(5,657)	(9,579)

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 12 — PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2014 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Buildings	Properties under construction	Total
Useful life (years)	3	5	3	50
Cost
Values at beginning of year	7,543	2,091	12,017	—	6,696	28,347
Additions related to business combinations (note 23)	105	—	—	—	—	105
Additions	2,206	545	1,579	1,692	3,020	9,042
Additions through finance lease (note 26)	246	—	—	—	—	246
Transfers	(46)	91	530	2,512	(3,087)	—
Currency translation difference	(24)	(35)	16	—	—	(43)
Values at end of year	10,030	2,692	14,142	4,204	6,629	37,697
Depreciation
Accumulated at beginning of year	6,071	1,790	5,763	—	—	13,624
Additions	1,106	356	3,368	72	—	4,902
Currency translation difference	(23)	(36)	17	—	—	(42)
Accumulated at end of year	7,154	2,110	9,148	72	—	18,484
Carrying amount	2,876	582	4,994	4,132	6,629	19,213

Property and equipment as of December 31, 2013 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Buildings	Properties under construction	Total
Useful life (years)	3	5	3	50
Cost
Values at beginning of year	6,604	1,960	11,304	—	—	19,868
Additions related to business combinations (note 23)	233	—	—	—	—	233
Additions	580	287	488	—	7,122	8,477
Additions through finance lease (note 26)	185	—	—	—	—	185
Disposals	(22)	(150)	(176)	—	—	(348)
Transfers	—	—	426	—	(426)	—
Currency translation difference	(37)	(6)	(25)	—	—	(68)
Values at end of year	7,543	2,091	12,017	—	6,696	28,347
Depreciation
Accumulated at beginning of year	4,822	1,090	3,091	—	—	9,003
Disposals	(11)	(124)	(154)	—	—	(289)
Additions	1,295	825	2,847	—	—	4,967
Currency translation difference	(35)	(1)	(21)	—	—	(57)
Accumulated at end of year	6,071	1,790	5,763	—	—	13,624
Carrying amount	1,472	301	6,254	—	6,696	14,723

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 13 — INTANGIBLE ASSETS

Intangible assets as of December 31, 2014 included the following:

	Licenses	Trademarks and customer relationships	Non-compete agreement	Total
Useful life (years)	5	10	3
Cost
Values at beginning of year	5,198	4,604	586	10,388
Additions related to business combinations (note 23)	—	472	—	472
Additions	2,697	—	—	2,697
Currency translation difference	(6)	(208)	—	(214)
Values at end of year	7,889	4,868	586	13,343
Amortization
Accumulated at beginning of year	3,367	795	85	4,247
Additions	2,287	845	—	3,132
Transfers	—	(422)	422	—
Currency translation difference	(6)	(135)	—	(141)
Accumulated at end of year	5,648	1,083	507	7,238
Carrying amount	2,241	3,785	79	6,105

Intangible assets as of December 31, 2013 included the following:

	Licenses	Trademarks and customer relationships	Non-compete agreement	Total
Useful life (years)	5	10	3
Cost
Values at beginning of year	3,165	2,678	586	6,429
Additions related to business combinations (note 23)	—	2,210	—	2,210
Additions	2,040	—	—	2,040
Currency translation difference	(7)	(284)	—	(291)
Values at end of year	5,198	4,604	586	10,388
Amortization
Accumulated at beginning of year	1,729	361	34	2,124
Additions	1,640	498	51	2,189
Currency translation difference	(2)	(64)	—	(66)
Accumulated at end of year	3,367	795	85	4,247
Carrying amount	1,831	3,809	501	6,141

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 14 — GOODWILL

	As of December 31,
	2014	2013
Cost
Balance at beginning of year	13,046	9,181
Additions (note 23)	—	4,226
Translation	(274)	(361)
Balance at end of year	12,772	13,046

NOTE 15 — TRADE PAYABLES

	As of December 31,
	2014	2013
Suppliers	3,075	6,172
Shareholders and other related parties (note 21.2)	—	23
Expenses accrual	2,598	1,821
TOTAL	5,673	8,016

NOTE 16 — PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2014	2013
Salaries	4,742	4,349
Social security tax	3,965	3,580
Accrued vacation and bonus	12,021	9,528
Directors fees	136	—
Other	103	366
TOTAL	20,967	17,823

NOTE 17 — BORROWINGS

	As of December 31,
	2014	2013
Current
Bank and financial institutions (note 25)	513	1,048
TOTAL	513	1,048
Non-current
Bank and financial institutions (note 25)	772	10,747
TOTAL	772	10,747

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 18 — TAX LIABILITIES

	As of December 31,
	2014	2013
Income tax	1,702	4,100
Periodic payment plan	166	16
VAT payable	493	454
Personal Assets Tax – Substitute taxpayer	444	—
Software Promotion Law – annual rate	575	498
Other	66	122
TOTAL	3,446	5,190

NOTE 19 — PROVISIONS FOR CONTINGENCIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company has recorded a provision for tax and labor claims where the risk of loss is considered probable. As of December 31, 2014, the tax claims have expired, therefore the Company has reversed the reserve for tax claims. The final resolution of these potential claims is not likely to have a material effect on the results of operations, cashflow or the financial position of the Company.

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2014	2013
Reserve for tax claims	—	200
Reserve for labor claims	794	71
TOTAL	794	271

Roll forward is as follows:

	As of December 31,
	2014	2013
Balance at beginning of year	271	288
Additions	740	40
Recovery	(211)	(22)
Write-off of contingencies	—	(40)
Translation	(6)	5
Balance at end of year	794	271

NOTE 20 — PREFERRED DIVIDENDS

Preferred dividends of Class C, D, E, F, G and H shares

Classes C, D, E, F, G and H shares shall have the right to receive a Preferred Dividend, enjoying the following capital preferences:

1.	On every occasion the general meeting of shareholders approves, with the affirmative vote of more than the fifty percent of the share capital, the distribution of dividends, the above mentioned classes of shares shall firstly receive for their interest in the share capital, the amount of 1,909 or the equivalent amount in Euros as per the official exchange rate on the day prior to the date of actual payment, in the case of Classes C, D and E shares, and the amount of 680 or the equivalent amount in Euros as per the official exchange rate on the day prior to the date of actual payment, in the case

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 20 — PREFERRED DIVIDENDS – (continued)

of Classes F, G and H shares (hereinafter, the “Preferred Dividend”). The balance of the dividends approved at such general meeting of shareholders in excess of the Preferred Dividend (hereinafter, “Ordinary Dividends”) shall be distributed among all the shares, including the shares that already received a Preferred Dividend, in proportion to their percentage in the share capital or they shall be allocated to the total or partial payment of unpaid Preferred Dividends from previous fiscal years not approved or approved and not paid.
2.	If, in a fiscal year, the general meeting of shareholders does not approve the distribution of dividends of any kind or the amount of approved dividends is lower than the Preferred Dividend, the portion of unpaid Preferred Dividend shall be treated as Accumulated Preferred Dividends (the “Accumulated Preferred Dividends”) as follows: a) they accumulate annually retroactively to January 1; b) they accrue an annual compound interest equal to eight (8%) as from the accumulation date to the date of actual payment; c) the said interest is annually capitalized and is part of the account Accumulated Preferred Dividends; and d) each fiscal year, they can only be paid once the Preferred Dividends approved for such fiscal year are paid and subject to the special majority.
3.	The general meeting of shareholders shall not agree on any distribution of Ordinary Dividends without prior compliance with the distribution of the Preferred Dividend.
4.	Any payment of dividends, whether as Preferred Dividend, Ordinary Dividends or Accumulated Preferred Dividends shall be made within ninety (90) calendar days as from the approval by the general meeting of shareholders.
5.	The general meeting of shareholders, on approving the dividends for each fiscal year, may also resolve:
a.	not to make any payment as Accumulated Preferred Dividends and thus postpone payment for later fiscal years, without prejudice of the additional interest accruing in accordance with the precedent paragraph. In such case, once the Preferred Dividend related to the pertinent fiscal year is paid, the Ordinary Dividends for all the shares shall be paid.
b.	Subject to the special majority, make a total or partial payment of the Accumulated Preferred Dividends once the approved Preferred Dividend for the related fiscal year is paid.

In the years ended December 31, 2014, 2013 and 2012, no Preferred Dividends were approved by the Company’s shareholders’ meetings.

Considering that the Preferred Dividends are not due until they are declared and approved by the Company’s shareholders’ meeting in the event there is an approval of dividend distribution, and that the Company does not have control over this decision, the Company has concluded that it did not have a present obligation for any of the years presented in these consolidated financial statements. Thus, all of Company’s shares were classified as equity instruments as of December 31, 2014, 2013 and 2012.

Preferred dividends of Class A shares

Class A shares shall be entitled to a capital preference consisting in a preferred dividend (the “Class A Preferred Dividend”) to be declared on each opportunity when the general meeting of shareholders approves the annual accounts. To the extent allowed by applicable law, these preferred dividends shall be paid in advance within two (2) months after the closing of the fiscal year.

For the purpose of fixing the amount to be paid as Class A Preferred Dividend a special committee shall be established (the “Class A Dividend Committee”). Such Class A Dividend Committee shall have two members appointed by the majority of the Class C, B and D shares collectively. The decisions by the Class A

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 20 — PREFERRED DIVIDENDS – (continued)

Dividend Committee shall be made unanimously. The Parties agree that, in no case, the Class A Preferred Dividend shall be over 350, or the equivalent amount in Euros as per the official exchange rate on the day prior to the adoption of the resolution (the “Class A Maximum Dividend”) or lower than zero. The Class A Maximum Dividend may be increased by the Class A Dividend Committee, but never decreased.

The Class A Preferred Dividend, if determined by the Class A Dividend Committee, may be paid by the Company regardless and previously to any payment for Preferred Dividend or Unpaid Preferred Dividend. However, the payment of the Class A Preferred Dividend shall be decided solely by the Class A Dividend Committee and if such Class A Dividend Committee decides not to pay any amount as Class A Preferred Dividend or its members do not reach to an agreement, Class A shares shall not receive any credit against the Company.

The Class A Preferred Dividend shall also apply in cases of merger, spin-off, sale or transfer, under any title, of one hundred percent of the share capital or a significant part of the assets or business of the Company and/or its subsidiaries/affiliates.

Since the inception of Globant Spain, the preferred dividend to Class A shares has been approved by the shareholders’ meetings held on June 20, 2009, June 7, 2010, June 7, 2011 and June 8, 2012 for an amount of 115, 170, 307 and 439, respectively. Under Spanish Law, dividends are distributed when there are accumulated gains for the Company on a stand-alone basis. Since Globant Spain had accumulated losses on a stand-alone basis since inception, the shareholders approved the distribution of the preferred dividends to Class A shares as a reduction to additional paid-in capital. As the determination of the amount of the preferred dividend to be paid to Class A Shares is at the discretion of the Class A Dividend Committee and requires to be declared and approved by the shareholders’ meeting, the Company does not have control over this decision and, consequently, the Company has concluded that it did not have a present obligation for any of the years presented in these consolidated financial statements. Consequently, all of the Company’s shares were classified as equity instruments as of December 31, 2014, 2013 and 2012.

The above preferences were extinguished upon the occurrence of the IPO on July 23, 2014.

NOTE 21 — RELATED PARTIES BALANCES AND TRANSACTIONS

21.1 — Globers S.A.

The Company purchases services (related to travel and lodging expenses) from Globers S.A. which was owned by certain of the Company’s shareholders (Martín Migoya, Guibert Englebienne, Martin Umaran and Nestor Nocetti). As described in note 23, the Company acquired Globers S.A. on December 21, 2012. During the year ended December 31, 2012, the Company recognized expenses from Globers S.A. totaling 4,282, which included 2,901 as costs of revenue, and 1,381 as selling, general and administrative expenses for the year ended December 31, 2012.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 21 — RELATED PARTIES BALANCES AND TRANSACTIONS  – (continued)

21.2 — Shareholders and other related parties

The Company paid certain expenses on behalf of certain shareholders and other related parties and provided some expense reimbursement to certain shareholders, as detailed below. Such amounts are recorded in current and non-current other receivables and trade payables as of December 31, 2014 and 2013, respectively, and were the following:

	Other receivables		Trade payables
	As of December 31,		As of December 31,
	2014	2013	2014	2013
Riverwood Capital LLC	—	—	—	23
Paldwick S.A.	—	246	—	—
Total	—	246	—	23

21.3 — WPP

The Company provides software and consultancy services to certain WPP subsidiaries. Outstanding balances as of December 31, 2014 and 2013 are as follows:

	As of December 31,
	2014	2013
Grey Global Group Inc.	83	87
Group M Worldwide Inc	125	345
Kantar Media	76	59
Kantar Operations	88	164
TNS	202	178
Young & Rubicam	53	55
Rockfish Interactive Corporation	7	56
Digitarias	—	41
JWT	71	241
Kantar World Panel	—	228
Burson Marsteller	33	—
Frontier Communication	105	—
Fbiz Comunicação Ltda.	56	—
Total	899	1,454

During the year ended December 31, 2014 and 2013, the Company recognized revenues for 6,842 and 8,532, respectively, as follows:

	For the year ended December 31,
	2014	2013
Grey Global Group Inc.	974	635
Group M Worldwide Inc	1,137	1,741
Kantar Group	1,754	306
Kantar Media	—	254
Kantar Operations	—	213
TNS	1,207	1,229

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 21 — RELATED PARTIES BALANCES AND TRANSACTIONS  – (continued)

	For the year ended December 31,
	2014	2013
Young & Rubicam	520	442
Hogarth	—	40
AkQA	—	266
Mindshare	168	423
Rockfish Interactive Corporation	193	122
Digitarias	—	43
JWT	839	921
Burson Marsteller	121	—
Fbiz Comunicação Ltda.	518	—
Geometry Global	146	—
Ogilvy & Mather Brasil Comunication	49	—
Wunderman CATO Johnson S.A	24	—
VML	31	—
Kantar World Panel	—	1,897
Total	7,681	8,532

21.4 — Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2014	2013	2012
Salaries and bonuses	3,639	4,153	2,635
Total	3,639	4,153	2,635

The remuneration of directors and key executives is determined by the Board of Directors based on the performance of individuals and market trends.

During 2013, the Company granted 24,999 share options at a strike price of $12.2208. During 2014, the Company granted 296,167 share options at a strike price of $10.

NOTE 22 — EMPLOYEE BENEFITS

22.1 — Share-based compensation plan

In June 2012, the Company decided to replace its SAR program with a share-based compensation program, under which the beneficiary employee has an option to be exercised at the earliest of (i) the effective date of the share option agreement, provided that the employee has been in the continuous employment with the Company (or any of its subsidiaries), (ii) under a liquidity event, as defined in the agreement, or (iii) under an IPO, registered in the U.S. The strike price of the share options was not changed from the original SAR contracts, and has to be paid by the employee in cash at the date of exercise.

Share-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards. Fair value is calculated using Black & Scholes model.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 — EMPLOYEE BENEFITS – (continued)

The share-based compensation agreement related to the change of compensation program was signed by the employees on June 30, 2012. Under this share-based compensation plan, during the year 2013, other share-based compensation agreements were signed for a total of 96,230 options granted. During the year 2014, other share-based compensation agreements were signed for a total of 55,260 options granted.

Each employee share option converts into one ordinary share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry (seven years after the effective date).

All options vested on the date of modification of the plan or all other non-vested options expire within seven years after the effective date or seven years after the period of vesting finalizes.

In July 2014, the Company adopted a new Equity Incentive Program, the 2014 Plan.

Pursuant to this plan, on July 18, 2014, the first trading day of the Company common shares on the NYSE, the Company made the annual grants for 2014 Plan to certain of the executive officers and other employees. The grants included 589,000 common shares with a vesting period of 4 years, becoming exercisable a 25% of the options on each anniversary of the grant date through the fourth anniversary of the grant. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date.

Each employee share option converts into one ordinary share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry (ten years after the effective date).

The following reconciles the share options outstanding from the beginning of the years ended at December 31, 2014 and 2013:

	As of December 31, 2014		As of December 31, 2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at the beginning of year	1,497,466	4.56	3,180,907	2.64
Options granted during the year	644,260	10.05	98,731	12.72
Forfeited during the year	(158,370)	8.40	(72,772)	5.76
Exercised during the year	(258,742)	4.21	(1,516,724)	3.24
Repurchased during the year(1)	—	—	(192,676)	3.72
Balance at end of year	1,724,614	5.92	1,497,466	4.56

(1)	The average price amounted to 10.32.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 — EMPLOYEE BENEFITS – (continued)

The following table summarizes the share-based compensation plan at the end of the year:

Grant date	Excerise price ($)	Number of stock options	Number of stock options vested as of December 31, 2014	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2014 ($)
2006	0.95	33,839	33,839	184	184	—
2007	0.71	341,534	341,534	1,936	1,936	—
	1.40	16,548	16,548	83	83	—
2009	2.08	19,501	19,501	85	85	—
2010	2.48	14,992	14,992	60	60	—
	2.93	19,510	19,510	72	72	—
	3.38	156,528	156,528	518	518	—
2011	2.71	161,773	161,773	626	626	172
	3.38	17,293	17,293	58	58	—
2012	3.61	—	—	—	—	350
	6.77	139,672	128,143	229	211	14
	7.04	18,956	9,111	30	15	14
	9.02	14,341	14,341	14	14	—
2013	12.22	47,169	20,802	117	51	35
	12.54	—	—	—	—	6
	14.40	2,395	718	4	1	1
2014	10.00	581,500	—	1,935	—	—
	13.20	10,920	—	22	—	—
Subtotal		1,596,471	954,633	5,973	3,914	592
Non employees stock options
2010	2.26	11,085	11,085	47	47	—
2011	7.04	72,718	72,718	114	114	—
2014	10.00	44,340	13,302	83	25	25
Subtotal		128,143	97,105	244	186	25
Total		1,724,614	1,051,738	6,217	4,100	617

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 3,604 and 1,670 for the years ended December 31, 2014 and 2013, respectively.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 — EMPLOYEE BENEFITS – (continued)

Share options exercised during the year:

	As of December 31, 2014			As of December 31, 2013
	Number of options exercised	Exercise date	Exercise price	Number of options exercised	Exercise date	Exercise price
Granted in 2006	—		0.00	105,696	March 27	0.84
Granted in 2006	—		0.00	422,784	December 28	0.84
Granted in 2007	—		0.00	73,277	March 27	1.32
Granted in 2007	—		0.00	251,019	December 28	1.32
Granted in 2008	—		0.00	48,167	March 27	1.80
Granted in 2008	—		0.00	203,827	December 28	1.68
Granted in 2009	—		0.00	9,048	March 27	2.04
Granted in 2009	—		0.00	16,690	December 28	2.04
Granted in 2010	1,660	December 21	2.48	94,156	March 27	2.88
Granted in 2010	10,823	December 21	3.38	258,050	December 28	2.88
Granted in 2011	1,922	December 21	2.48	9,608	March 27	2.88
Granted in 2011	—		0.00	10,416	December 28	3.48
Granted in 2012	214,337	December 21	3.61	13,986	December 28	6.96
Granted in 2012	30,000	December 21	9.02
Balance at end of the year	258,742			1,516,724

22.3 — Fair value of share-based compensation granted

Determining the fair value of the stock-based awards at the grant date requires judgment. The Company calculated the fair value of each option award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected volatility, expected term, risk-free interest rate and dividend yield.

The Company estimated the following assumptions for the calculation of the fair value of the share options:

Assumptions	Granted in 2014 for 2014 plan	Granted in 2014 for 2012 plan	Granted in 2013 for 2012 plan
Stock price	10	10	12.216
Expected option life	6 years	4 years	4 years
Volatility	28%	21%	22%
Risk-free interest rate	2.42%	1.35%	1.24%

See Note 4 for a description of the assumptions.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS

Acquisition of Nextive Solutions LLC and Tecnología Social S.A.

On July 29, 2011 the Company purchased the 100% of shares of Nextive Solutions LLC and Tecnología Social S.A. (“Nextive” and “Tecnología Social”, respectively) and obtained control of the acquired entities.

Nextive and Tecnología Social were engaged in the software development for mobile business and Internet applications. During 2011, these companies were merged into Globant LLC and Sistemas Globales S.A., respectively.

The purchase price agreed for Nextive and Tecnología Social was as follows:

1.	On July 29, 2011, the Company paid 1,395.
2.	On July 29, 2012, the Company paid 1,705 (including 305 of interest) plus 40 to Mr. Burgert.
3.	On July 29, 2013, the Company paid 1,595 (including 220 of interest) plus 80 to Mr. Burgert.
4.	On July 29, 2014, the Company paid 1,485 (including 110 of interest), plus 120 paid to Mr. Burgert.

Mr. Burgert received 77,665 and 42,693 share options on July 29, 2013 and 2012, respectively.

Amounts paid to Mr. Burgert as additional payment as well as the SARs are not considered part of the consideration paid for the business combination, instead they are regarded as remuneration to Mr. Burgert employment.

The consideration transferred for the Nextive and Tecnología Social acquisition was calculated as follows:

Purchase Price	Amount
Down payment	1,395
Installment payment	4,046	(a)
Total consideration	5,441

(a)	As of December 31, 2014, total consideration for Nextive and Tecnología Social acquisition was paid. The outstanding balance as of December 31, 2013 amounted to 1,530, classified as current other financial liabilities.

Acquisition of Terraforum

On October 26, 2012, the Company purchased the 100% of shares of Terraforum Consultoria Ltda. (“Terraforum”) and has obtained control of the acquired entity. Terraforum is a limited liability company organized under the laws of Brazil and is engaged in the software development, consulting services and digital applications. Terraforum has generated total revenue of 3.2 million for the ten-month period ended October 31, 2012. Terraforum has four different locations in Brazil: São Paulo, Rio de Janeiro, Curitiba and Belo Horizonte. The total headcount was 58 employees distributed in the four different locations.

The purchase price was payable as follows:

1.	On October 26, 2012 the Company paid R$3,724 (equivalent to 1,837) in cash.
2.	Second payment:
a.	On January 31, 2013, the Company paid 427 including interest.
b.	On March 29, 2013, the Company paid 384 including interest.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

c.	No share options were granted to the individual stockholders.
3.	Third Payment:
a.	On July 31, 2013, the Company paid 467 including interests.
b.	As of September 30, 2013, gross revenue and gross profit target defined for the third payment were not met, thus, no payment was required (See note 27.10.1).
4.	Fourth Payment:
a.	On January 31, 2014, the Company paid 604 including interest.
b.	As of December 31, 2013, gross revenue and gross profit target defined for the fourth payment were not met, thus, no payment was required (see note 27.10.1).
c.	No share options were granted to the individual stockholders.

The consideration transferred for Terraforum acquisition was calculated as follows:

Purchase Price	Amount
Down payment	1,838
Installment payment	3,341	(a)
Total consideration	5,179

(a)	As of December 31, 2014, the total consideration for Terraforum acquisition was paid. The outstanding balance as of December 31, 2013 amounted to 572 including interest, classified as current other financial liabilities.

Acquisition of Globers S.A.

On December 21, 2012, the Company through its subsidiaries Sistemas Globales Buenos Aires S.R.L. and 4.0 S.R.L. purchased the 100% of shares of Globers S.A. (“Globers”) and has obtained control of the acquired entity. Globers is a company organized under the laws of Argentina and is engaged in the travel organization services. Globers had generated total revenue of 595 for the twelve months period ended December 21, 2012. The total headcount was 8 employees.

The purchase price agreed for Globers was as follows:

1.	First payment at December 31, 2012: Sistemas Globales Buenos Aires S.R.L. paid 150 in cash.
2.	Second payment at March 1, 2013: Sistemas Globales Buenos Aires S.R.L. paid 150 in cash.
3.	Third payment at June 1, 2013: Sistemas Globales Buenos Aires S.R.L. paid 150 in cash.

The consideration transferred for Globers acquisition was calculated as follows:

Purchase Price	Amount
Down payment	150
Installment payment	292
Total consideration	442

Acquisition of Huddle Group

On October 11, 2013, the Company, by accepting the Offer Letter dated October 11, 2013, executed and submitted by Pusfel S.A., a company organized and existing under the laws of Uruguay and ACX Partners One LP, a limited partnership organized and existing under the laws of England (“ACX”, and together with Pusfel, the “Sellers”), entered into a Stock Purchase Agreement to purchase 86.25% of the capital interests of Huddle Investment LLP, a company organized and existing under the laws of England (“Huddle UK”) (the “Stock Purchase Agreement”). Huddle UK owns, directly or indirectly, 100% of the capital stock and voting rights of the following subsidiaries: Huddle Group S.A., a corporation (sociedad anónima) organized and existing under the laws of the Republic of Argentina (“Huddle Argentina”); Huddle Group S.A., a corporation (sociedad anónima) organized and existing under the laws of the Republic of Chile (“Huddle Chile”); and Huddle Group Corp., a corporation organized and existing under the laws of the State of Washington (“Huddle US”, and together with Huddle Argentina and Huddle Chile, the “Huddle Subsidiaries”, and together with Huddle UK, the “Huddle Group”). The closing of the transaction contemplated in the Stock Purchase Agreement took place on October 18, 2013 (the “Closing Date”).

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

The Huddle Group is engaged in the software development, consulting services and digital applications. As of the date of the Offer letter the total headcount of the Huddle Group was 156 employees distributed in four different locations: Argentina, Chile, United States and United Kingdom.

The aggregate purchase price under the Stock Purchase Agreement was 8,395. Such purchase price may be subject to adjustments based on the future performance of the Huddle Group, and will be payable to the Sellers in seven installments, pro rata to each of the sellers’ ownership percentage (62.802% and 37.198% in the case of ACX and Pusfel, respectively), as follows:

1.	On October 21, 2013 and November 4, 2013, the Company paid a total of 3,436 including interest.
2.	Second installment: On April 21, 2014, the Company paid a total of 2,156, including interests.
3.	Third installment: Based on the gross revenue and gross profit achieved by the Huddle Group for the year 2013, the Company paid on April 22, 2014, 861 and recognized as of December 31, 2013, a gain for 109 arisen on the remeasurement of the liability, included in “Other income and expense, net”.
4.	Fourth installment: On October 25, 2014, the Company paid 870, including interests.
5.	The fifth installment of 647 shall be paid no later than March 31, 2015.
6.	The sixth installment of 187 shall be paid no later than March 31, 2016.
7.	The seventh installment of 115 shall be paid no later than the fifth anniversary date of Closing Date.

The consideration transferred for Huddle Group acquisition was calculated as follows:

Purchase Price	Amount
Down payment	3,019
Installment payment	5,117	(a)(b)
Total consideration	8,136

(a)	Net present value of future installment payments including interest.
(b)	The outstanding balance as of December 31, 2014 and 2013 amounted to 1,308 and 4,638, respectively, including interest; classified 1,045 and 3,803 as current and 263 and 835 as non-current other financial liabilities, respectively.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

Minority interest purchase agreement

On October 11, 2013, the Company, by accepting the Offer Letter dated October 11, 2013, executed and submitted by Gabriel Eduardo Spitz (“Mr. Spitz”), entered into a Stock Purchase Agreement (the “Minority Interest SPA”) to purchase an additional 13.75% of the capital interests of Huddle UK (the “Spitz Interest”). According to this agreement, the consideration for the purchase of Spitz interest was agreed to be paid in common shares of the Company to be transferred in three tranches, subject to adjustments based on the future performance of the Huddle Group. If in each tranche the Huddle Group didn’t achieve the target defined in the Minority Interest SPA, the Company was not obliged to buy any portion of Spitz interest.

Additionally, pursuant to a shareholder’s agreement, the Company agreed on a put option over the 13.75% of the remaining interest in Huddle UK effective on April 1, 2016 or in the event of the death or full permanent disability of the non-controlling shareholder, pursuant to which the non-controlling shareholder shall have the right (the “Put Option”) to sell and Globant shall purchase all, but not less than all the shareholder’s non-controlling interest. The aggregate purchase price to be paid by Globant upon exercise of the Put Option shall be equal to the price resulting from valuing the Company at six (6) times EBITDA according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option.

The Company implemented the IFRIC Interpretation DI/2012/2 “Put Options Written on Non-controlling Interests” issued in May 2012 that requires a financial liability initially measured at the present value of the redemption amount in the parent’s consolidated financial statements for written puts on non-controlling interest. Subsequently, the financial liability is measured in accordance with IFRS 9.

As of December 31, 2013, the Company has recognized as non-current other financial liabilities the written put option for an amount of 1,905 equal to the present value of the amount that could be required to be paid to the counterparty discounted at an interest rate of 6.5%. Changes in the measurement of the gross obligation will be recognized in profit or loss.

Pursuant to the shareholder’s agreement, the Company also agreed on a call option over non-controlling interest effective on April 1, 2016 or in the event of termination of employment of the non-controlling shareholder for any reason pursuant to which the Company shall have the right to purchase and the non-controlling interest shareholder shall sell all but not less than all the shareholder’s non-controlling interest then owned by the non-controlling shareholder. The Company calculated the fair value of call option on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the maturity, exercise price, spot, risk-free and standard deviation. See Note 4 for a description of the assumptions.

As of December 31, 2013, the Company has accounted for the call option at its fair value of 984 in a similar way to a call option over an entity’s own equity shares and the initial fair value of the option was recognized in equity.

On October 23, 2014, the Company entered into an agreement to amend the Minority Interest SPA, to purchase the remaining 13.75% of the capital interests of Huddle UK (the “Spitz Interest”). Pursuant to this amendment, Mr. Spitz transferred to the Company the remaining 13.75% of the capital interests of Huddle UK. The consideration for the purchase of Spitz interest, is the amount resulting from valuating Huddle UK at 0.7 times its annual gross revenue for the twelve-month period ended on December 31, 2014 (“2014 Gross revenue”) multiplied by 0.1375; provided that if the 2014 Gross revenue is higher than 7,800, then the purchase price shall be an amount equivalent to 0.8 times the 2014 Gross revenue multiplied by 0.1375. The consideration shall in no case be less than 650. As of December 31, 2014, the consideration amounted to 650 and will be payable in three installments, as follows:

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

1)	First installment: the amount of 100 was paid on October 23, 2014.
2)	Second installment: shall consist of 50% of the total consideration minus the amount paid in the first installment, and shall be made in cash no later than February 28, 2015
3)	Third installment: shall consist of 50% of the total consideration, paid in the Company shares no later than September 30, 2015.

As a consequence of this amendment, the call and put option explained above were recalled and the Company increased its percentage of shares in Huddle UK to 100%. The carrying amount of the non-controlling interest was adjusted to reflect this transaction. The difference between the amount by which the non-controlling interest was adjusted, and the fair value of the consideration paid was recognized directly in equity and attributed to the owners of the parent.

Acquisition of Bluestar Energy

On October 10, 2014, the Company entered into a Stock Purchase Agreement (“SPA”) with AEP Retail Energy Partners LLC to purchase 100% of the capital stock of BlueStar Energy Holdings, Inc., a Delaware corporation (“BSE Holding”), whose only material asset is 100% of the capital stock of BlueStar Energy S.A.C., a Peruvian company (“BlueStar Peru”). BlueStar Peru is engaged is the business of providing information technology support services to the retail electric industry.

The aggregate purchase price under the SPA amounted to 1,357, equal to the net working capital of BlueStar Energy Holdings, Inc. as of the acquisition date. Jointly with this SPA, the Company signed with AEP Energy Inc. a consulting services agreement, to provide software services in the United States and other jurisdictions for the following three years. The fair value of this agreement was recognized as an intangible asset as of the date of acquisition for an amount of 472, which originated a gain for a bargain business combination for the same amount included in “Other income and expense, net”.

As of December 21, 2014 the Company changed the legal name of Bluestar Energy S.A.C. to Globant Peru S.A.C.

Outstanding balances of financial liabilities related to the abovementioned acquisitions as of December 31, 2014 and 2013 are as follows:

	As of December 31, 2014		As of December 31, 2013
	Other financial liabilities – current	Other financial liabilities – non current	Other financial liabilities – current	Other financial liabilities – non current
Nextive and Tecnología Social S.A.	—	—	1,530	—
Terraforum consultoría Ltda.	—	—	572	—
Huddle Group	1,045	263	3,803	835
Dynaflows	—	—	118	—
Put option on minority interest	—	—	—	1,905
Total	1,045	263	6,023	2,740

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

Purchase Price Allocation

Assets acquired and liabilities incurred at the date of acquisition in the business combinations above mentioned are as follows:

	Nextive and Tecnología Social S.A.	Globers S.A.	Terraforum consultoría Ltda.	Huddle Group	Bluestar Energy
Current Assets
Cash and cash equivalents	272	235	29	1,226	1,575
Trade receivables	924	350	585	1,475	—
Other receivables	48	125	28	54	471
Non current assets
Porperty and equipment	350	5	214	233	105
Intangibles	—	—	2,050	2,210	472
Other receivables	—	—	—	915	42
Goodwill(1)	4,082	111	2,681	4,226	—
Current liabilities
Trade and other payables	(229)	(384)	(408)	(378)	(360)
Borrowings	—	—	—	(441)	—
Deferred tax liabilities	(6)	—	—	—	(194)
Payroll and social security	—	—	—	(761)	(282)
Provision for contingencies	—	—	—	—	—
Non controlling interest	—	—	—	(623)	—
Gain from bargain business combination(2)	—	—	—	—	(472)
Total consideration	5,441	442	5,179	8,136	1,357

(1)	Goodwill arising from Globers S.A., and Huddle Group are not deductible for tax purposes. Goodwill arising from the acquisition of Terraforum Consultoria Ltda. is deductible for tax purposes.
(2)	As the total amount paid for Bluestar Energy is less than the fair value of the assets and liabilities recognized at the date of acquisition, the Company has recorded a gain from bargain business combination.

Goodwill arose in the acquisition of TerraForum because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, customer relationships, non-compete agreement, future market development and the assembled workforce of TerraForum. Only the customer relationships and non-compete agreements are recognized as intangibles. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Goodwill arising in the acquisition of Globers because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies and the assembled workforce of Globers. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

Goodwill has arisen in the acquisition of Huddle Group because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, customer relationships, future market development and the assembled workforce of Huddle Group. Only the customer relationships are recognized as intangibles. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The fair values of the receivables acquired do not differ from their gross contractual amount.

Acquisition related expenses were not material and were recognized directly as expense for each period.

Impact of acquisitions on the results of the Company

The net loss for the year ended December 31, 2012 includes a loss of 64 attributable to the business generated by Terraforum. Revenue for the year ended December 31, 2012 included 881 related to the business of that company. Had the business combination of Terraforum and Globers been effected at January 1, 2012, the consolidated revenue of the Company would have been 132,702, the net loss for the year ended December 31, 2012 would have been 1,658 and losses per share would have amounted to ($0.06).

The net income for the year ended December 31, 2013 includes a loss of 60 attributable to the business generated by the Huddle Group. Revenue for the year ended December 31, 2013 included 2,112 related to the business of that company. Had the business combination of the Huddle Group been effected at January 1, 2013, the consolidated revenue of the Company would have been 166,076, the net income for the year ended December 31, 2013 would have been 13,696 and earnings per share would have amounted to $0.50.

The net income for the year ended December 31, 2014 includes a gain of 393 attributable to the business generated by Bluestar Energy. Revenue for the year ended December 31, 2014 included 1,058 related to the business of that company. Had the business combination of Bluestar Energy been effected at January 1, 2014, the consolidated revenue of the Company would have been 203,345, the net income for the year ended December 31, 2014 would have been 25,655 and earnings per share would have amounted to $0.83.

Directors consider these “pro-forma” numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods.

NOTE 24 — SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews financial information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Company has determined that it operates in a single operating and reportable segment.

The Company provides services related to application development, testing, infrastructure management and application maintenance.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 24 — SEGMENT INFORMATION – (continued)

The following table summarizes revenues by geography:

	For the year ended December 31,
	2014	2013	2012
North America
United States of America	160,376	126,038	103,905
Canada	2,721	2,805	2,023
Subtotal North America	163,097	128,843	105,928
Europe
Spain	1,795	2,389	1,263
Ireland	1,649	1,431	1,636
United Kingdom	5,546	8,122	7,978
Others	2,714	922	581
Subtotal Europe	11,704	12,864	11,458
Latin America and others
Argentina	4,248	5,484	4,935
Brazil	3,078	3,848	1,671
Colombia	3,069	3,913	4,296
Chile	8,974	1,756	45
Uruguay	3,626	1,571	445
Others	1,809	45	71
Subtotal Latin America and others	24,804	16,617	11,463
TOTAL	199,605	158,324	128,849

The revenues by geography were determined based on the country where the sale took place. There are no revenues generated in the country of the Company’s domicile, Luxembourg, for any of the years presented.

The Company had no single customer accounting for 10% or more of revenues for the years ended December 31, 2014, 2013 or 2012.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2014	2013
Argentina	21,956	26,980
Spain	1,509	509
United States of America	1,558	879
Brazil	3,057	3,814
Uruguay	1,351	1,849
Luxembourg	6,064	6,383
Other countries	4,285	767
TOTAL	39,780	41,181

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 25 — BORROWINGS

25.1 — Bank and financial institutions

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2014	2013
HSBC bank (Argentina)	252	438
Banco Santander Rio (Argentina)	654	1,596
Banco del Chaco (Argentina)	17	35
Banco Galicia (Argentina)	2	67
Banco Ciudad (Argentina)	2	40
Banco Phenix (Argentina)	82	129
Apple Financial Services (United States)	72	71
Financial institution – Leasing (Uruguay)	195	—
Bradesco (Brazil)	9	—
Bridge Bank (United States)	—	9,419
TOTAL	1,285	11,795

Such balances were included in the consolidated balance sheets as follows:

	As of December 31,
	2014	2013
Current borrowings	513	1,048
Non-current borrowings	772	10,747
TOTAL	1,285	11,795

Movements in borrowings are analyzed as follows:

	As of December 31,
	2014	2013
Balance at the beginning of year	11,795	11,782
Proceeds of new borrowings	257	4,393
Payment of borrowings	(10,010)	(3,783)
Accrued interest	(6)	82
Foreign exchange	(751)	(679)
TOTAL	1,285	11,795

25.1.1 — Bridge Bank

On May 6, 2011, the Company through its subsidiary, Globant LLC, signed a revolving credit line with Bridge Bank to finance its activities. The initial amount of the credit line was up to 10,000. The credit line allows Globant LLC to request the bank to advance funds. The initial maturity date of the credit line was May 6, 2013. During the year ended December 31, 2013, Globant LLC renewed this loan agreement with Bridge Bank, for a revolving line of credit of up to 15,000. The maturity date was extended to May 6, 2015.

The advances bear interest at a rate equal to the last variable rate published by the Bridge Bank plus 0.25%, subject to the condition that the applicable rate is at least equal or greater than an annual rate of 3.25%. Moreover, if any payment is not made within 10 days after the date such payment (capital on interest) is due, Globant LLC must pay to the bank a late fee equal to the lesser of 5% of the amount of such unpaid amount or the maximum amount permitted to be charged under applicable U.S. law, not in any case to be less than 25 U.S. dollars.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 25 — BORROWINGS – (continued)

Interest is due and payable on the tenth calendar day of each month. Globant LLC may prepay any advance in whole or in part at any time without penalty or premium.

During 2013, Globant LLC increased its borrowings by 1,500. At December 31, 2013, Globant LLC had outstanding borrowings of 9,419, including interest. At December 31, 2014, the borrowing was totally paid.

25.1.2 — Argentine subsidiary’s loan agreements

The Company, through its Argentine subsidiaries, Sistemas Globales S.A. and Huddle Group S.A., entered into several loan agreements with HSBC, Santander Rio, Galicia, Ciudad, Comafi and Nuevo Banco del Chaco.

Balances as of December 31, 2014 and 2013 were the following:

	As of December 31,
	2014	2013
HSBC bank (Argentina)	252	438
Banco Santander Rio (Argentina)	654	1,596
Banco del Chaco (Argentina)	17	35
Banco Galicia (Argentina)	2	67
Banco Ciudad (Argentina)	2	40
Banco Phenix (Argentina)	82	129
TOTAL	1,009	2,305

These loans contain accelerating clauses applicable to Sistemas Globales S.A. that would cause outstanding principal and interest to be due and payable mainly under the following circumstances: 1) upon default on any of the commitments assumed under the loan agreement; 2) upon Sistemas Globales S.A. becoming insolvent or bankrupt; 3) if Sistemas Globales S.A. is unable to comply with its obligations; 4) if any governmental authority confiscates, nationalizes or expropriates some or all assets or all equity interest of Sistemas Globales S.A.; 5) if the board of directors of Sistemas Globales S.A. authorizes the liquidation of the entity; 6) if Sistemas Globales S.A. does not comply with duly tax payments; 7) if Sistemas Globales S.A. pledges its equity shares; or 8) if Sistemas Globales S.A. grants a pledge or mortgage on its assets.

As of December 31, 2014, Sistemas Globales S.A. was in compliance with all the covenants included in the financing agreements.

As of December 31, 2014 and 2013, Huddle Group S.A.’s loans did not contain covenants.

NOTE 26 — OPERATING AND FINANCE LEASES

The Company is obligated under various operating leases for office space and office equipment. Total lease expense incurred under these leases was approximately 8,830; 8,193 and 7,025 for the years ended December 31, 2014, 2013 and 2012, respectively.

During the year ended December 31, 2014 and 2013, the Company recognized some agreements related to computer leases as finance leases ending in the year 2015. Thus, the amount of computer equipment and software included 246 and 185 under finance lease agreements, as of December 31, 2014 and 2013, respectively. The related liability arises to 359 and 200, out of which 237 and 165 are classified as current borrowings; and 122 and 35 as non-current borrowings, as of December 31, 2014 and 2013, respectively.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 26 — OPERATING AND FINANCE LEASES – (continued)

Future fixed minimum annual lease commitments are as follows at December 31, 2014:

Year	Amount
2015	7,623
2016	4,822
2017	2,883
2018	2,346
2019	1,756

NOTE 27 — FINANCIAL INSTRUMENTS

27.1 — Categories of financial instruments

	As of December 31,
	2014	2013
Financial assets
Cash and cash equivalents	34,195	17,051
HFT assets	12,526	10,618
Available-for-sale assets	15,458	—
Other financial assets	—	300
Loans and receivables	55,225	46,751
Financial liabilities
Amortized cost
Trade payables	5,673	8,016
Payroll and social security taxes	20,967	17,823
Borrowings	1,285	11,795
Other financial liabilities(1)	1,308	7,900
Tax liabilities	3,446	5,190
Other liabilities	173	24

(1)	As of December 31, 2013, other financial liabilities includes 861 related to the contingent liability arose in Huddle Group acquisition, which is measured at fair value (see note 27.10.1).

At the end of the reporting years, there were no loans or receivables designated at fair value through profit or loss. The carrying amounts reflected above represents the Company’s maximum exposure to credit risk for such loans and receivables.

27.2 — Market risk

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates and interest rates, and liquidity risk.

The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company does not use derivative instruments to hedge its exposure to risks.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS – (continued)

27.3 — Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.

Except in TerraForum and Globers, the subsidiary’s functional currency is the U.S. dollar. In 2014, 92% of the Company’s revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Brazilian Reais and Colombian peso.

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos.

The following table details the Company’s sensitivity to a 30% increase and decrease in the U.S. dollar against the relevant foreign currency. The sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2014 and adjusts their translation at the year-end for a 30% change in U.S. dollars against the relevant foreign currency and the same change that affects net income as certain costs are incurred in Argentine pesos.

			Gain/(loss)
Account	Currency	Amount	30% Increase	30% Decrease
Net balances	Argentine pesos	21,267	(4,908)	6,380
	Total	21,267	(4,908)	6,380

			Gain/(loss)
Account	Currency	Amount	30% Increase	30% Decrease
Costs	Argentine pesos	(101,165)	23,346	(30,350)
	Total	(101,165)	23,346	(30,350)

The estimated effect in net gain for the year ended December 31, 2014 due to a 30% increase in the U.S. dollar against the Argentine peso is a gain of 18,438 and such effect due to a 30% decrease in the U.S. dollar against the Argentine peso is a loss of a 23,970.

27.4 — Interest rate risk management

The Company’s exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Bridge Bank loan bears interest at rate ranging from 3.25% to 4% (depending on the amount drawn). The Company’s credit lines in Argentina bear interest at fixed rates ranging from 15.25% and 15.50% in local currency (equivalent to an interest rate around 3.75% and 4%). The Company does not use derivative financial instruments to hedge its risk of interest rate volatility.

27.5 — Liquidity risk management

The Company’s primary sources of liquidity are cash flows from operating activities and borrowings under credit facilities. See note 25.1.1.

Management monitors rolling forecasts of the Company’s liquidity position on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS – (continued)

	Expected Maturity Date
	2015	2016	2017	Thereafter	Total
Borrowings	283	643	—	—	926
Interest to be paid	161	103	—	—	264
Finance leases	230	80	49	—	359
Other financial liabilities	1,045	173	—	90	1,308
TOTAL	1,719	999	49	90	2,857

27.6 — Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 80%) and clients related from diverse industries. For the years ended December 31, 2014, 2013 and 2012, the Company’s top five clients accounted for 27.8%, 25.3% and 27.7% of its revenues, respectively. No single customer accounted for 10% or more of revenues for the years ended December 31, 2014, 2013 and 2012.

27.7 — Fair value of financial instruments that are not measured at fair value

The carrying amounts of financial assets and liabilities related to cash and bank balances, investments, trade receivables, other current and non-current receivables, trade payables, payroll and social security taxes payables, tax liabilities and other liabilities included in the consolidated statement of financial position as of December 31, 2014 and 2013, approximate to their fair values. Other financial liabilities, including borrowings, are subsequently measured at amortised cost considering the effective interest rate method, which approximate to its fair value due to their short-term maturity.

27.8 Available-for-sale investments

As of December 31, 2014, the Company has acquired “Letras del Banco Central” (LEBAC) with SBS Sociedad de Bolsa S.A. for an amount of 15,458. LEBAC are short-term securities issued and tendered by the Argentine Central Bank, denominated in Argentine pesos, and can be purchased with cash through banks or stock brokering companies. LEBAC do not pay interest during the life of the instrument. Instead, LEBAC are bought at a discount from their face value, which is the amount the instrument will be worth at its settlement. When these instruments reach their maturity, the investor receives an amount equal to the face value of the instrument.

The purpose of this transaction is to ensure a fixed return in Argentine pesos.

Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income.

27.9 — Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into a three-level fair value hierarchy as mandated by IFRS 13, as follows:

–	Level 1 fair value measurements are those derived from quoted market prices (unadjusted) in active markets for identical assets or liabilities.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS – (continued)

–	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
–	Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	12,526	—	12,526
LEBACs	—	15,458	—	15,458

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	9,634	—	9,634
Call option on minority interest (see note 23)	—	—	984	984
Financial liabilities
Put option on minority interest (see note 23)	—	—	1,905	1,905

There were no transfers of financial assets between Level 1 and Level 2 during the period.

The Company has applied the market approach technique in order to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable (i.e., similar) assets, liabilities or a group of assets and liabilities.

27.10 Level 3

27.10.1 Contingent consideration

As explained in note 23, the acquisition of Terraforum included a contingent consideration agreement which was payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit for the year ending December 31, 2013.

As of December 31, 2013, the Company remeasured the fair value of the contingent consideration related to the acquisition of Terraforum described above, considering that the gross revenue and gross profit target established by the Third payment and Forth payment, as defined in the purchase agreement, was not met. Thus, no further payment will be required. Gain arising from the change in fair value amounted to 1,703.

A reconciliation of the contingent consideration from opening to closing balances is as follows:

Balance as of January 1, 2013	2,179
Payments	(571)
Accrued interest	160
Remeasurement of contingent consideration	(1,703)
Translation	(65)
Balance as of December 31, 2013	—

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS – (continued)

27.10.2 Put and call option on minority interests

The discounted consideration of the put option over non-controlling interest of 1,906 as of December 31, 2013, was estimated by discounting six (6) times EBITDA according to the Huddle Group’s most recent audited annual financial statements by using a risk-adjusted discount rate.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA of the Huddle Group’s most recent audited annual financial statements at the time of the delivery of such exercise of the put option, and (ii) risk-adjusted discount rate (6.5%).

The fair value of the call option on minority interest of 984 as of December 31, 2013, was estimated by using the Black & Sholes method considering the EBITDA of the Huddle Group’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option to present value using a risk-adjusted discount rate.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA of the Huddle Group’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option, and (ii) risk-adjusted discount rate (0.5%).

As of October 23, 2014, the Company replaced the put and call option with the consideration agreed in the amendment to this agreement, explained in note 23 to these consolidated financial statements.

27.10.3 Foreign exchange futures contracts

During the year ended December 31, 2014, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. have acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine pesos due to the risk of exposure to fluctuations in foreign currency.

These futures contracts have daily settlements, in which the futures value changes daily according to prices published in Rosario Futures Exchange (“ROFEX”). It is considered as the fair value of the futures contracts the rates published in ROFEX at the closing of each day. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS Sociedad de Bolsa S.A. primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar — Argentine peso, the companies perceive a gain or loss for the difference. The foreign exchange futures contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. As of December 31, 2014 the Company recognized a loss for an amount of 1,094.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of December 31, 2014, Globant S.A. held the amounts in LEBACS in a ROFEX account, for an amount of 2,089. In addition, the companies must keep a 10% of the value of those collaterals in SBS Sociedad de Bolsa S.A. primary account. This ensures minimal funding, in case SBS Sociedad de Bolsa S.A. has to transfer funds to ROFEX if losses are generated by daily settlements.

NOTE 28 — CONTINGENCIES

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (“FAECYS”) filed a lawsuit against the Company’s Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS’s claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales’s employees from October 2006 through October 2011.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 28 — CONTINGENCIES – (continued)

Although the Company believes Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of the Company’s management and its legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at December 31, 2014. Management estimates that the amount of possible loss as of the date of issuance of these financial statements ranges between 950 and 1,000, including legal costs and expenses.

As of December 31, 2014, the Company is also a party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on the Company’s financial position and results of operations.

NOTE 29 — CAPITAL AND RESERVES

As a result of the reorganization discussed in note 1, the Company accounted for this transaction as a merger between entities under common control; accordingly, the historical financial statements of Globant Spain for periods prior to this transaction are considered to be the historical financial statements of Globant Lux. No changes in capital structure, assets or liabilities resulted from this transaction, other than the increase in share capital which has been treated similar to a stock dividend.

29.1 Issuance of common shares

On December 21, 2014, 258,742 common shares were issued in respect of vested options arising from the 2012 share based compensation plan, exercised by 15 employees. Options were exercised at an average price of $4.21 per share.

On July 23, 2014, the Company successfully completed the initial public offering (IPO) of common shares, which were listed on the New York Stock Exchange. The Company issued 4,350,000 common shares, at a price of $10 per share, raising an overall amount of approximately 40,455, net of underwriting discounts for an amount of 3,045. After the deduction of IPO related expenses for an amount of 2,722, the net increase of capital and shared premium from the offering totaled 37,733. In addition, certain of the existing shareholders sold 2,377,500 of their shares, at a price of $10 per share.

On July 15, 2014, the Company increased its issued capital in an amount of $12.60 that has been paid out of available reserves currently recorded in the accounts of the Company.

On November 28, 2013, 1,064,869 common shares were issued in respect of vested options arising from the 2012 share based compensation plan, exercised by 57 employees. Options were exercised at an average price of $2.04 per share. Additionally, the Company delivered 111,892 common shares, held as treasury stock until that date, in respect of vested options arising from the 2012 share based compensation plan, exercised by 8 employees. Options were exercised at an average price of $0.84 per share.

On January 28, 2013, 339,952 common shares were issued after in respect of options arising from the 2012 share-based compensation plan were exercised by 115 employees. Options were exercised at an average price of $1.8 per share, amounting to a total of 622.

In January 2013, WPP Luxembourg Gamma Three S.à. r.l. (“WPP”) subscribed 527,638 common shares with nominal value of $1.20 each and additional paid-in-capital of 5,815 for a total of 6,448. The Company used these proceeds to retire 20% of the existing options (see note 22.2) and to acquire shares held by certain employees and Endeavor Catalyst Inc.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 29 — CAPITAL AND RESERVES – (continued)

In January 18, 2012, Endeavor Global, Inc. made a capital contribution in Globant Spain in the amount of 1,559 Euros (equivalent to 2,000) and 3,417 share options in exchange for 10,685 shares. The costs of this transaction amounted to 41.

29.2 Repurchase of shares

In April 2013, the Company repurchased 339,952 shares from its employees for an amount of 4,155, recorded as a reduction in equity.

On January 10, 2012, the Company repurchased from Paldwick 16,282 shares for an amount of 1,730, recorded as a reduction in equity.

29.3 Repurchase of options

During the year ended December 31, 2013, the Company repurchased 192,676 share options from its employees and deducted them directly from additional paid in capital for an amount of 1,971. No gain or loss was recognized on the purchase of share options.

29.4 Reverse Share Split

On June 18, 2014, the extraordinary general meeting of shareholders of the Company conditionally approved (a) the reclassification of the existing 10 classes of shares of the Company into a single class of common shares all having the same economic and voting rights and (b) the amendment of the Company’s issued share capital of 34,794 to reflect 28,995,158 common shares having a nominal value of 1.20 per share, in each case, conditional upon and with effect solely from and after the approval at a subsequent extraordinary general meeting of shareholder of the Company of a change in the nominal value of the existing shares of the Company from 0.10 per share to 1.20 per share and, concurrently therewith, the effecting of a 1-for-12 reverse share split so that the existing shares of the Company having a nominal value of 0.10 per share shall be exchanged against new common shares of the Company having a nominal value of 1.20 per share, such subsequent extraordinary general meeting occur not later than the business day prior to the business day on which the U.S. Securities and Exchange Commission declares the Company’s registration statement on Form F-1 effective. All issued and outstanding shares and options exercisable for shares have been adjusted to reflect this reclassification and reverse share split for all periods presented.

The table below summarizes the impact on the Company’s issued shares of giving effect to the reclassification and reverse share split described in the preceding paragraph:

Ordinary shares
Balance at January 1, 2012	1,031,399
Contribution by owners	10,685
Repurchase of shares	(16,282)
Company Reorganization	26,264,946
Balance at December 31, 2012	27,290,748
Contribution by the owners	527,638
Issuance of shares under share-based compensation plan	1,516,724
Repurchase of shares	(339,952)
Balance at December 31, 2013	28,995,158
Contribution by the owners	4,350,000
Issuance of shares under share-based compensation plan	258,742
Balance at December 31, 2014	33,603,900

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 30 — APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES’ LOCAL LAW

In accordance with Argentine and Uruguayan Law, subsidiaries of the Company must appropriate at least 5% of net income for the year to a legal reserve, until such reserve equals 20% of their respective capital stock amounts. As of December 31, 2014, the legal reserve amounted to 861 for all Argentine subsidiaries and as of that date was fully constituted.

As of December 31, 2014, the legal reserve amounted to 42 for the Company’s Uruguayan subsidiary and as of that date was fully constituted.

In accordance with Colombian law, the Company’s Colombian subsidiary must appropriate at least 10% of net income for the year to a legal reserve, until such reserve equals 50% of its respective capital stock amount. As of December 31, 2014, there was a legal reserve of 0.4 that was fully constituted.

Under Spanish law, Globant Spain must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective capital stock amounts. As of December 31, 2014, no reserve had been constituted.

In accordance with Brazilian Law, 5% of the net profit shall be allocated to form the legal reserve, which may not exceed 20% of the capital. The corporation may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve, exceeds 30% of the capital. The Company’s Brazilian subsidiary did not have a legal reserve as of December 31, 2014.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of the Company’s issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. If the legal reserve exceeds 10% of the Company’s issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. As of December 31, 2014, no reserve had been constituted.

In accordance with Peru law, the Company’s Peruvian subsidiary must appropriate at least 10% of net income for the year to a legal reserve, until such reserve equals 20% of its capital stock amounts. As of December 31, 2014, no reserve had been constituted.

NOTE 31 — SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2014 in accordance to IAS 10 ‘Events after the reporting period’, through March 9, 2015, which is the date that the consolidated financial statements were made available for issuance.

NOTE 32 — APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on March 9, 2015.

Martín Migoya
President

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements